PART II OF FORM C

OFFERING MEMORANDUM DATED FEBRUARY 28, 2023

reAlpha 612 Jasmine Lane Inc.



6515 Longshore Loop, Suite 100
Dublin, OH 43017
(707) 732-5742

www.realpha.com

Maximum Offering Amount: $599,060,
plus an aggregate $14,976.50 in Investors Fees (as defined below)

Offering Price Per Share: $10.00, plus a 2.5% Investor Transaction Fee

Minimum Target Amount: $388, 639 (including an aggregate $9,479 in Investor Transaction Fee s)
Minimum Target Shares: 37,916 shares of Non-Voting Common Stock

Minimum Investment per Investor: $2,500 (250 shares of Non-Voting Common Stock),
plus a 2.5% Investor Transaction Fee

reAlpha 612 Jasmine Lane Inc., a Delaware corporation ("***the Company***," "***we***," or "***us***"), is offering up to $599,060 worth of its Non-Voting Common Stock, par value $0.001 (the "***Non-Voting Common Stock***") in an offering pursuant to Regulation Crowdfunding at a per share price of $10.00. Additionally, investors will be required to pay a fee to the Company (an "Investor Transaction Fee ") to help offset transaction costs equal to 2.5% per investment. This fee is counted towards the amount the Company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $2,500 minimum investment amount per investor.

The minimum target amount under this offering is $388,639 (including the aggregate Investor Transaction Fee s) (the "***Target Amount***"). The Company must reach its Target Amount by March 31, 2023. Unless the Company raises at least the Target Amount by March 31, 2023, no securities will be sold in this offering, investment commitments will be canceled, and committed funds will be returned. The minimum investment per investor is $2,500, or 250 shares of Non-Voting Common Stock, plus the 2.5% Investor Transaction Fee . This Form C (including the cover page and all exhibits attached hereto, the "Form C") is being furnished by the Company to prospective investors for the sole purpose of providing certain information about a potential investment in Non-Voting Common Stock of the Company (the "**Securities**").

The rights and obligations of the holders of Securities of the Company are set forth below in the section entitled "The Offering and the Securities Being Offered." In order to purchase Securities, a prospective investor must complete the subscription process through the Intermediary's platform, which may be accepted or rejected by the Company, in its sole and absolute discretion. The Company has the right to cancel or rescind its offer to sell the Securities at any time and for any reason.

The Offering is being made through DealMaker Securities LLC (the "**Intermediary**"). The Intermediary will be entitled to receive 7.5% of the total amount raised in the Offering, a $1,500 administrative and compliance consulting fee and a $2,000 monthly maintenance fee in connection with the Offering. Purchasers of the securities must complete the purchase process through the Intermediary. All committed funds will be held in escrow with Enterprise Bank & Trust, a Missouri chartered trust company with banking powers (the "Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur. You may cancel an investment commitment until up to 48 hours prior to March 31, 2023 (the "Offering Deadline"), or such earlier time as the Company designates, pursuant to Regulation CF, using the cancellation mechanism provided by the Intermediary. The Intermediary has the ability to reject any investment commitment and may cancel or rescind the Company's offer to sell the Offered Shares at any time for any reason.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and the risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

The Company filing this Form C for an offering in reliance on Section 4(a)(6) of the Securities Act and pursuant to Regulation CF (§ 227.100 et seq.) must file a report with the Commission annually and post the report on its website at www.realpha.com no later than 120 days after the end of the Company's fiscal year. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold in this Offering by the Company or another party, or 5) the liquidation or dissolution of the Company.

This offering is not being made in the Commonwealth of Massachusetts, the State of Maryland and the State of Hawaii. Residents of Massachusetts, Maryland and Hawaii will not be able to purchase our Non-Voting Common Stock.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such

state or to reflect the occurrence of unanticipated events.

SUMMARY OF TERMS

Offering Minimum: $388,639 (including an aggregate $9,479 in Investor Transaction Fee s), representing 37,916 shares of Non-Voting Common Stock

Offering Maximum: $614,036.50 (including an aggregate $14,976.50 in Investors Fees), representing 59,906 shares of Non-Voting Common Stock)

Type of Security Offered: Non-Voting Common Stock

Purchase Price of Security Offered: $10.00, plus a 2.5% Investor Transaction Fee

Oversubscriptions accepted: Yes, up to Offering Maximum

Oversubscription allocation: First come, first served, with rolling closes

Minimum Investment Amount: (per Investor): $2,500 (250 shares of Non-Voting Common Stock), plus a 2.5% Investor Transaction Fee

Deadline to reach target offering: March 31, 2023

THE COMPANY AND ITS BUSINESS

Overview

The Company was incorporated in January 2023 as a Delaware corporation to acquire, hold and manage *The Jasmine*, a townhouse that is currently owned, through a subsidiary, by reAlpha Asset Management, Inc. our controlling shareholder ("**reAlpha**") and we intend to purchase the property, on a debt-free basis, using the proceeds from this offering. We intend to hold the property for 5-6 years after we acquire it. During this time, we intend to continue to rent the property as a short-term vacation rental on Airbnb, Vacasa and/or equivalent vacation listing platform to rent out to guests and generate revenue.

The Jasmine

The Jasmine is currently listed for short-term vacation rentals on Airbnb and Vacasa. The address of the property is 612 Jasmine Lane, Davenport, FL 33897 USA, situated in the Greater Orlando, FL market, a popular tourist destination with a high demand for vacation rentals. It is a 5 bedroom, 4.5 bathroom luxury townhome located nine miles away from Walt Disney World and Universal Studios. The complex includes a game room and pool. Other attractions available in the area include Sea World, Sky Pirates Ballooning, Champions Gate Golf Club, Reunion Resort Water Park, Ridgewood Lakes Golf Club, and Orange Lake Golf.

We have entered into an agreement with reAlpha to serve as the manager responsible for managing the Property and our operations. The terms of this agreement and the fees payable thereunder are set forth under " – Management Agreement with reAlpha" below. reAlpha may chose to subcontract its day-to-day property management responsibilities to a third-party property manager, at its own expense, but will remain responsible for the performance of any such subcontractor.

During the period of reAlpha's ownership of *the Jasmine,* it generated $25,455 of revenue from bookings, representing a $185 average daily rate and a 47% occupancy rate. Net cash used in operations was $36,416. These amounts reflect only a partial year of listing, since the Property was acquired by reAlpha in February

2022 and was not listed for short-term rental until the second quarter of 2022. It also reflects the negative impact of two major hurricanes in the fourth quarter of 2022 and a ramp up period in bookings from its initial listing. It also reflects $31,511 of mortgage interest, which will not recur once the Property is acquired by us.

According to 2019-2022 data from AirDNA, the average daily rate for a 5 bedroom, 4+ bathroom single home rental in the 33897 zip code area for Davenport Florida, the location of the Property, is $294 with an average occupancy rate of 57%. Based on this data, the Company believe it should be able to increase the average daily rate of *the Jasmine* to this level, which could result in annual revenues of $61,167 at a 57% occupancy rate. Factoring in the elimination of interest expense should result in positive cash flow from operations. Please see the carve-out unaudited financial statements for the Property for the period from February 11, 2022 to December 31, 2022, included in Exhibit B hereto.

Strategy

We intend to acquire *the* Jasmine from reAlpha, at a purchase price of $530,590 with the proceeds raised in this offering and without any mortgage or other financing. If we raise no more than the minimum target amount, reAlpha intends to purchase shares of Common Stock sufficient to pay the purchase price for the Property.

After we acquire the property, we will aim to generate consistent bookings and revenue, optimizing the daily rate we charge and occupancy rate, as discussed above. In addition, reAlpha intend to launch the 'reAlpha rewards' loyalty program in the future where reAlpha members will gain exclusive perks/discounts to book stays at reAlpha properties. As of now the program has not yet been developed, but if/when it is, investors in Jasmine will also be granted access/membership.

We will also carefully monitor the performance of the property and make any necessary adjustments to our pricing and marketing strategies to maximize returns. In addition, we also expect the property's value to appreciate, estimated at an average of 7.5% per annum, based on the 10-Year national average appreciation rate for real estate from the Freddie Mac House Price Index.

We believe that this investment strategy, combined with careful management and monitoring of the property, will result in strong financial returns for our company. Our intention is to distribute to shareholders the free cash flow, less reserves, from revenues generated by renting the property as well as sale proceeds if we sell the property.

Market Overview

The Vacation Rental Market

The vacation rental market is currently experiencing significant growth, as more and more people are choosing vacation rentals as their preferred accommodation option when travelling. This trend has been driven by the flexibility and amenities that vacation rentals offer, such as private spaces, fully-equipped kitchens and the ability to stay in a specific neighbourhood or location that traditional hotels may not offer.

Advancements in technology have also played a major role in the growth of the vacation rental market. Online platforms, such as Airbnb and VRBO, have made it easier for people to find and book vacation rentals, and for property owners to list and manage their rentals. This has led to a significant increase in the number of vacation rentals available and has made it more convenient for people to find and book the perfect rental for their needs.

Additionally, the COVID-19 pandemic has affected the travel industry in many ways, with people looking for more private and self-contained options as an alternative to hotels, and the vacation rental market has been able to adjust to this trend.

Overall, the vacation rental market is growing at a rapid pace, as more and more people are discovering the benefits of this accommodation option. And we expect this trend to continue in the future.

The Greater Orlando Market

The vacation rental market in Orlando has been driven by the popularity of the area's theme parks, such as Walt Disney World and Universal Studios, which attract millions of visitors each year.

Orlando was the largest U.S. travel and tourism city destination in 2022 with an economic contribution of over $31 billion, representing 20 percent of the city's total GDP and recovering above 2019 levels by $2.7 billion. In terms of visitors, Orlando is one of the most visited cities in the United States, with over 75 million visitors in 2019. According to the Orlando Economic Development Commission, the majority of visitors to the area are from within the United States, but the city also attracts a significant number of international visitors.

The theme parks in Orlando have undergone significant improvements in the past couple of years, which has led to an increase in the number of guests visiting the area. Many of the parks have invested in new attractions, rides, and shows, which has helped to keep the guest experience fresh and exciting. For example, Universal Studios has opened the Harry Potter and the Forbidden Journey ride, which has been a major draw for visitors, and Disney World's Galaxy's Edge has been a hit among Star Wars fans.

In addition to these new attractions, the theme parks have also made improvements to their facilities and infrastructure, such as new dining options, shopping areas, and hotels. This has helped to make the guest experience more comfortable and enjoyable.

The theme parks in Orlando have also made efforts to improve the guest experience by implementing new technologies, such as virtual queue systems, mobile apps, and online booking options, making it more convenient and hassle-free for visitors to plan their trips and navigate the parks. Disney World and Universal, the two biggest theme parks have taken also removed Covid-19 restrictions on capacity.

All these efforts have helped to attract more visitors to the theme parks in Orlando, and it's expected that the number of visitors will continue to grow in the future as the theme parks continue to invest in new attractions and guest experiences.

Competition

We believe that our competitors include:

- Real estate developers with short-term rentals

- "mom-and-pop" hosts

- Hotel chains, such as Marriott, Hilton, Accor, Wyndham, InterContinental, and Huazhu, as well as boutique hotel chains and independent hotels.

We depend on short-term rental income from guests to cover our operating costs. As a result, our success depends in large part upon our ability to attract guests for our properties. We face competition for guests from other lessors of single-family properties, apartment buildings and condominium units. Competing properties may be newer, better located and more attractive to residents. Potential competitors may have lower rates of occupancy than we do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than we might offer at our homes. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our ability to obtain quality residents and lease our single-family properties on favorable terms. This competition may affect our ability to attract and retain guests and may reduce the short-term rental rates we are able to charge.

In addition, we could also be adversely affected by high vacancy rates of short-term rentals in our markets, which could result in an excess supply of short-term rental homes and reduce occupancy and rental rates.

No assurance can be given that we will be able to attract guests. If we are unable to short-term rent our homes to suitable guests, we would be adversely affected and the value of our common stock could decline.

Employees

The Company does not have any employees. Instead, our executive officers are employed by and paid by reAlpha Tech Corp. or its affiliates (reAlpha Group), the parent company of reAlpha. The operations of our Company will be managed by the executive officers as well as other employees of reAlpha Tech Corp or its affiliates.

Management Agreement with reAlpha

We have entered into an agreement with reAlpha to serve as the manager (the "Manager") responsible for managing the Property and our operations. The terms of the Management Agreement are as set forth below.

Fees

Syndication Fee: The Company will pay a Syndication Fee of $49,463 to the Manager out of the proceeds of this offering, as discussed under "Use of Proceeds" below. This fee represents a fee payable in connection with its coordination of this offering and in consideration of its agreement to pay, on the Company's behalf, the offering expenses of this offering, including commissions, less aggregate Investor Transaction Fees.

Property Management Fees: The Company will also pay a monthly property management fee to the Manager, equal to 25% of the Gross Receipts received by the Property during the immediately preceding month.

"Gross Receipts" means (i) receipts from the short-term or long-term rental of the Property; (ii) receipts from rental escalations, late charges and/or cancellation fees (iii) receipts from tenants for reimbursable operating expenses; (iv) receipts from concessions granted or goods or services provided in connection with the Property or to the tenants or prospective tenants; (v) other miscellaneous operating receipts; and (vi) proceeds from rent or business interruption insurance, excluding (A) tenants' security or damage deposits until the same are forfeited by the person making such deposits; (B) property damage insurance proceeds; and (C) any award or payment made by any governmental authority in connection with the exercise of any right of eminent domain.

Disposition Fees: For the time and costs related to liquidating the Property, the Company will pay the Manager a Disposition Fee of one percent (1%) of the sale price of the Property.

Authority

The Manager will have sole authority and complete discretion over the care, custody, maintenance and management of the Property and may take any action that it deems necessary or desirable in connection with Property, subject to the limits set forth in the Management Agreement. Generally the acquisition of any asset or service is subject to reAlpha's internal approval procedures, which will include our executive officers at or above certain amounts. The current procedures have been approved by the Company and they may be amended from time to time with notice to our executive officers).

Delegation

The Manager may delegate all or any of its duties under the Management Agreement to a third-party manager. The Manager will not have the authority to sell, transfer, encumber or convey the Property. If the Manager determines to delegate some or all of its duties to a third party manager, whether for property management or otherwise, the management fee payable by us remains the same and the Manager will be responsible for paying the fees of such third party.

Performance of the Property

The Manager gives no warranty as to the performance or profitability of the Property or as to the performance of any third party engaged by the Manager.

Assignment

Subject to the Manager's right to delegate it duties, the Management Agreement may not be assigned by either party without the consent of the other party.

Expenses

The Company will bear all expenses of the Property and will reimburse the Manager for any such expenses paid by the Manager on behalf of the Company (other than offering expenses and commissions payable our of the Syndication Fee) together with a reasonable rate of interest.

Duration and Termination

The Management Agreement will expire one year after the date on which the Property has been liquidated and the obligations connected to such Property (including, without limitation, contingent obligations) have terminated.

Litigation

The Company is not directly involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its business activities, or otherwise.

However, reAlpha and certain persons and entities affiliated with reAlpha are involved in certain legal proceedings described in Exhibit F hereto.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to our Business

The Company is a recently formed company and has no operating history on which to evaluate its performance. The Company was recently formed in January 2023 and has no operating history upon which an evaluation of its performance and future prospects can be made. We will require investment to fund operations and our financial statements state that there is substantial doubt about our ability to continue as a going concern. Our current and proposed operations are also subject to all the business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. There is no assurance that we will ever be profitable or generate sufficient revenues to make distributions to stockholders.

We have relied on data provided by AirDNA to underpin our belief that we will be able to raise the average daily rate of the Property and achieve significantly higher annual revenues than the Property's historical results. The principal element of our strategy is to optimize the daily rental rate of *the Jasmine* in order to generate consistent bookings and revenue. We have relied on 2019-2022 data from AirDNA for the average daily rate for a 5 bedroom, 4+ bathroom single home rental in the 33897 zip code area of Davenport Florida, the location of the Property; and have assumed that we will be able to achieve the same $294 average daily rate and 57% average occupancy rate provided by AirDNA. However, our actual rates and occupancy levels may differ significantly from these averages provided by AirDNA. Other similar properties may offer guests more or better amenities, have better guest reviews or have other features that make these properties more attractive than *the Jasmine*. In addition, a significant portion of AirDNA's data relies on scraping publicly available listing data from two main source, VRBO and AirBNB, which may not reflect offline negotiated discounts in pricing or may not accurately distinguish between rental bookings and periods when a property is marked as unavailable for other reasons. Once we acquire the Property and implement a rate increase, we may experience much more difficulty attracting renters and out occupancy rates could decline significantly, which would have a material adverse impact our results of operations, profitability and ability to make distributions to shareholders.

The performance of the Property is likely to fluctuate significantly due to seasonality. The performance of the Property is likely to fluctuate significantly during the course of a year, reflecting periods of lower or higher demand in Orlando. We may experience declines in occupancy rates and revenues during low seasons, while costs and expenses do not decline at the same rate, if at all, which could have a material adverse effect on our profitability, cash flow and ability to pay dividends to investors.

The underlying value and performance of the Property is closely tied to its proximity to, and the popularity of, local attractions. The successful operation of the Property is highly dependent on its proximity to, and the popularity of, local attractions like Walt Disney World and Universal Studios. To the extent that these local attractions experience declines in visitors, we may not be able to rent the Property without reducing the daily rate, and may experience significant declines in occupancy levels. Furthermore, to the extent that any of these local attractions become subject to increased government regulation or higher state or local tax, as has been threatened by Governor DeSantis, they may elect to scale down their operations or relocate, which would have a material adverse affect on our results of operations, financial condition, the value of the Property and our ability to pay dividends to investors. In such cases, investors may lose the full value of their investment.

The Company will rely on its Manager, reAlpha Asset Management Inc., to manage the property. Following the transfer of the property, the property will be managed by reAlpha. reAlpha will also manage our operations, our funds and our capital investments. In particular, under our Management Agreement with reAlpha, reAlpha is authorized to acquire any asset or service on our behalf subject only to their own internal approval procedures, which they may amend at any time with notice to our officers. As a result, reAlpha may incur significant expenses on behalf of the Company, obligating the Company to pay such amounts including potentially amounts payable to affiliates of the Manager, without consultation with or approval of our officers.   In addition, we have no employees, and utilize our parent company's personnel to perform services for us. Our ability to achieve our investment objectives is dependent upon the performance of reAlpha and its affiliates as well as its real estate professionals and advisors in the management of our property and operation of our day-to-day activities. Any adverse changes in our parent company's financial condition or our relationship with our parent company could hinder the management of our operations and our financial performance.

A significant portion of our property costs and expenses are fixed and we may not be able to adapt our cost structure to offset declines in our revenue. Many of the expenses associated with our property, such as real estate taxes, HOA fees, personal and property taxes, insurance, utilities, acquisition, renovation and maintenance costs, and other general corporate expenses are relatively inflexible and will not necessarily decrease with a reduction in revenues. Some components of fixed assets will depreciate more rapidly and require ongoing capital expenditures. Their expenses and ongoing capital expenditures will also be affected by inflationary increases and certain of our cost increases may exceed the rate of inflation in any given period or market. By contrast, short-term rental income will be affected by many factors beyond our control, such as the availability of alternative short-term rental housing and economic conditions in our markets. In addition, state and local regulations may impose additional costs on the properties that we own, even if the cost of maintenance is greater than the value of the property or any potential benefit from renting the property, or pass regulations that limit our ability to increase short-term rental rates. As a result, we may not be able to fully offset rising costs and capital spending by increasing short-term rental rates, which could have a material adverse effect on our results of operations and cash available for distribution.

Increasing property taxes, HOA fees and insurance costs may negatively affect our financial results. The cost of property taxes and insuring our property is a significant component of our expenses. Our property is subject to real and personal property taxes that may increase as tax rates change and as the property is assessed or reassessed by taxing authorities. If real property taxes increase, our expenses will increase. If we fail to pay any such taxes, the applicable taxing authority may place a lien on the real property and the real property may be subject to a tax sale. In addition, our property is located within an HOA and we are subject to HOA rules and regulations. HOAs have the power to increase monthly charges and make assessments for capital improvements and common area repairs and maintenance. Property taxes, HOA fees, and insurance premiums are subject to significant increases, which can be outside of our control. If the costs associated with property taxes, HOA fees and assessments or insurance rise significantly and we are unable to increase rental rates due to rent control laws or other regulations to offset such increases, our results of operations would be negatively affected.

Our business, results of operations, financial condition, and cash flows may be adversely affected by pandemics and outbreaks of infectious disease, particularly the ongoing COVID-19 pandemic. Pandemics, such as the current COVID-19 pandemic, and outbreaks of infectious disease may adversely impact our business, results of operations, financial condition, and cash flows. The ongoing COVID-19 outbreak in the United States has led entities directed by, or notionally affiliated with, the Federal government as well as certain states and cities, including where our property is located, to impose and continue to implement measures intended to control the spread of COVID-19, including instituting quarantines, restrictions on travel, "shelter in place" rules, and restrictions on types of business that may continue to operate. While many of these restrictions have been removed, should restrictions on travel return, it could materially affect travel and demand for our property, which, in turn, could materially adversely affect our financial results and our ability to achieve our business plan.

Our board of directors may change significant corporate policies without shareholder approval. Our investment, financing, borrowing and dividend policies and our policies with respect to all other activities, including growth, debt, capitalization and operations, will be determined by our board of directors. These policies may be amended or revised at any time and from time to time at the discretion of our board of directors without a vote of our shareholders. In addition, our board of directors may change our policies with respect to conflicts of interest provided that such changes are consistent with applicable legal requirements.

Our operating results are subject to general economic conditions and risks associated with our real estate assets. Our operating results are subject to risks generally incident to the ownership and rental of residential real estate, many of which are beyond our control, including, without limitation:

- changes in national, regional or local economic, demographic or real estate market conditions;

- changes in job markets and employment levels on a national, regional and local basis;

- declines in the value of residential real estate;

- overall conditions in the housing market, including:

- macroeconomic shifts in demand for rental homes;

- inability to short-term rent homes to guests ("guests") guests on a timely basis, on attractive terms, or at all;

- failure of guests to pay rent when due or otherwise perform their short-term rental obligations;

- unanticipated repairs, capital expenditures, weather events and possible damages from them, or other costs;

- uninsured damages;

- increases in property taxes, homeowners' association (HOA) fees and insurance costs;

- changes in interest rates and availability of financing that may render the acquisition of any homes difficult or unattractive;

- the illiquidity of real estate investments, generally;

- the short-term nature of most or all Guest stays and the costs and potential delays in re-renting;

- changes in laws, including those that increase operating expenses or limit our ability to increase short-term rental rates;

- the impact of potential reforms relating to government-sponsored enterprises involved in the home finance and mortgage markets;

- rules, regulations and/or policy initiatives by government and private actors, including HOAs, to discourage or deter the purchase of single-family properties by entities owned or controlled by institutional investors;

- disputes and potential negative publicity in connection with guest stays;

- costs resulting from the clean-up of, and liability to third parties for damages resulting from, environmental problems, such as indoor mold;

- casualty or condemnation losses;

- the cost, quality and condition of our property; and

- our ability to provide adequate management, maintenance and insurance.

Any one or more of these factors could adversely affect our business, financial condition and results of operations.

The inflation or deflation of commodity prices could affect our prices, demand for our products, our sales and our profit margins. Prices of certain commodity products, including lumber and other raw materials, are historically volatile and are subject to fluctuations arising from changes in domestic and international supply and demand, labor costs, competition, market speculation, government regulations and periodic delays in delivery. Rapid and significant changes in commodity prices may affect the demand for our services, our sales and our profit margins.

We may not be able to effectively control the timing and costs relating to the renovation and maintenance of our properties, which may adversely affect our operating results and ability to make distributions to our shareholders. Our property may some level of renovation in the future. In addition, from time to time, we may perform ongoing maintenance or make ongoing capital improvements and replacements and perform significant renovations and repairs that insurance may not cover.

Our property may have infrastructure and appliances of varying ages and conditions. Consequently, we may retain independent contractors and trade professionals to perform physical repair work and are exposed to all of the risks inherent in property renovation and maintenance, including potential cost overruns, increases in labor and materials costs, delays by contractors in completing work, delays in the timing of receiving necessary work permits, supply-chain challenges for material required to complete work timely and cost effectively, and poor workmanship. If our assumptions regarding the costs or timing of renovation and maintenance a prove to be materially inaccurate, our operating results and ability to make distributions to our shareholders may be adversely affected.

We face significant competition in the short-term rental market for guests, which may limit our ability to short-term rent our properties on favorable terms. We depend on short-term rental income from guests to cover our operating costs. As a result, our success depends in large part upon our ability to attract guests for our property. We face competition for guests from other lessors of single-family properties, apartment buildings and condominium units. Competing properties may be newer, better located and more attractive to residents. Potential competitors may have lower rates of occupancy than we do or may have superior access to capital and other resources, which may result in competing owners more easily locating residents and leasing available housing at lower rental rates than we might offer at our property. Many of these competitors may successfully attract residents with better incentives and amenities, which could adversely affect our ability to obtain quality residents and lease our property on favorable terms. This competition may affect our ability to attract and retain guests and may reduce the short-term rental rates we are able to charge.

In addition, we could also be adversely affected by high vacancy rates of short-term rentals in our markets, which could result in an excess supply of short-term rental homes and reduce occupancy and rental rates.

No assurance can be given that we will be able to attract guests. If we are unable to short-term rent our property to suitable guests, we would be adversely affected and the value of our common stock could decline.

Compliance with governmental laws, regulations and covenants that are applicable to our properties or that may be passed in the future, including permit, license and zoning requirements, may adversely affect our ability to make future renovations, result in significant costs or delays, and adversely affect our growth strategy. Short-term rental homes are subject to various covenants and local laws and regulatory requirements, including permitting, licensing and zoning requirements. Local regulations, including municipal or local ordinances, restrictions and restrictive covenants imposed by community developers may restrict our use of our property and may require us to obtain approval from local officials or community standards organizations, including when undertaking renovations. Among other things, these restrictions may relate to fire and safety, seismic, asbestos-cleanup or hazardous material abatement requirements. Additionally, such local regulations may cause us to incur additional costs to renovate or maintain our property in accordance with the particular rules and regulations. We cannot assure you that existing regulatory policies will not adversely affect our ability to achieve profitability. Likewise, regulatory policies may adversely affect the timing or cost of renovations. Additional regulations may be adopted that will increase delays or result in additional costs. Our business and growth strategies may be materially and adversely affected by our ability to obtain permits, licenses and approvals. Our failure to obtain such permits, licenses and approvals could have a material adverse effect on us and cause the value of our common stock to decline.

We may become a target of legal demands, litigation (including class actions), and negative publicity by tenant and consumer rights organizations, which could directly limit and constrain our operations and may result in significant litigation expenses and reputational harm. Numerous tenant rights and consumer rights organizations exist throughout the country and operate in our markets. We may attract attention from some of these organizations and become a target of legal demands, litigation, and negative publicity. Many consumer organizations have become more active and better funded in connection with mortgage foreclosure-related issues and with the increased market for homes arising from displaced homeownership. Some of these organizations may shift their litigation, lobbying, fundraising, and grass roots organizing activities to focus on landlord-resident issues. While we intend to conduct our business lawfully and in compliance with applicable landlord-tenant and consumer laws, such organizations might work in conjunction with trial and pro bono lawyers to attempt to bring claims against us on a class action basis for damages or injunctive relief and to seek to publicize our activities in a negative light. We cannot anticipate what form such legal actions might take or what remedies they may seek.

Additionally, such organizations may lobby local county and municipal attorneys or state attorneys general to pursue enforcement or litigation against us, may lobby state and local legislatures to pass new laws and regulations to constrain or limit our business operations, adversely impact our business, or may generate negative publicity for our business and harm our reputation. If they are successful in any such endeavors, they could directly limit and constrain our operations and may impose on us significant litigation expenses, including settlements to avoid continued litigation or judgments for damages or injunctions.

Our business is subject to laws and regulations regarding privacy, data protection, consumer protection, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, or otherwise harm our

business. We are subject to a variety of laws and regulations that involve matters such as: privacy; data protection; personal information; rights of publicity; content; marketing; distribution; data security; data retention and deletion; electronic contracts and other communications; consumer protection; and online payment services. These laws and regulations are constantly evolving and can be subject to significant change. As a result, the application, interpretation, and enforcement of these laws and regulations are often uncertain and may be interpreted and applied inconsistently. Additionally, as we depend on third parties for key services, we rely on such third-party service providers' compliance with laws and regulations regarding privacy, data protection, consumer protection, and other matters relating to our customers.

There are a number of legislative proposals at both the federal and state level, as well as other jurisdictions that could impose new obligations in areas affecting our business. We are subject to numerous, complex, and frequently changing laws, regulations, and contractual obligations designed to protect personal information. Various federal and state privacy and data security laws and regulatory standards create data privacy rights for users, including more ability to control how their data is shared with third parties. These laws and regulations, as well as any associated inquiries or investigations or any other government actions, may be costly to comply with, result in negative publicity, require significant management time and attention, and subject us to remedies that may harm our business, including fines or demands or orders that we modify or cease existing business practices.

We may not successfully detect and prevent fraud, misconduct, incompetence or theft by our third-party service providers. In addition, any removal or termination of third-party service providers would require us to seek new vendors or providers, which would create delays and adversely affect our operations. Poor performance by such third-party service providers will reflect poorly on us and could significantly damage our reputation among guests. In the event of fraud or misconduct by a third party, we could also be exposed to material liability and be held responsible for damages, fines or penalties and our reputation may suffer.

Title defects could lead to material losses on our investments in our properties. Our title to a property may be challenged for a variety of reasons, and in such instances title insurance may not prove adequate. This lack of title insurance protection may result in third parties having claims against our title to our property that may materially and adversely affect the values of the property or call into question the validity of our title to such property. Without title insurance, we are fully exposed to, and would have to defend ourselves against, such claims. Further, if any such claims are superior to our title to the property we acquired, we risk loss of the property purchased.

Increased scrutiny of title matters could lead to legal challenges with respect to the validity of the sale. In the absence of title insurance, the sale may be rescinded and we may be unable to recover our purchase price, resulting in a complete loss. Title insurance obtained subsequent to purchase offers little protection against discoverable defects because they are typically excluded from such policies. In addition, any title insurance on a property may not cover all defects or the significant legal costs associated with obtaining clear title.

Any of these risks could adversely affect our operating results, cash flows, and ability to make distributions to our shareholders.

Environmentally hazardous conditions may adversely affect us. Under various federal, state and local environmental laws, a current or previous owner or operator of real property may be liable for the cost of removing or remediating hazardous or toxic substances on such property. Such laws often impose liability whether or not the owner or operator knew of, or was responsible for, the presence of such hazardous or toxic substances. Even if more than one person may have been responsible for the contamination, each person covered by applicable environmental laws may be held responsible for all of the clean-up costs incurred. In addition, third parties may sue the owner or operator of a site for damages based on personal injury, natural resources or property damage or other costs, including investigation and clean-up costs, resulting from the environmental contamination. The presence of hazardous or toxic substances on one of our properties, or the failure to properly remediate a contaminated property, could give rise to a lien in favor of the government for costs it may incur to address the contamination or otherwise adversely affect our ability to sell or short-term rent the property or borrow using the property as collateral. Environmental laws also may impose restrictions on the manner in which property may be used or businesses may be operated. A property owner who violates environmental laws may be subject to sanctions which may be enforced by governmental agencies or, in certain circumstances, private parties. In connection with the acquisition and ownership of our property, we may be exposed to such costs. The cost of defending against environmental claims, of compliance with environmental regulatory requirements or of remediating any contaminated property could materially and adversely affect us.

Compliance with new or more stringent environmental laws or regulations or stricter interpretation of existing laws may require material expenditures by us. We may be subject to environmental laws or regulations relating to our properties, such as those concerning lead-based paint, mold, asbestos, proximity to power lines or other issues. We cannot assure you that future laws, ordinances or regulations will not impose any material environmental liability or that the current environmental condition of our properties will not be affected by the activities of residents, existing conditions of the land, operations in the vicinity of the property or the activities of unrelated third parties. In addition, we may be required to comply with various local, state and federal fire, health, life-safety and similar regulations. Failure to comply with applicable laws and regulations could result in fines and/or damages, suspension of personnel, civil liability or other sanctions.

If we fail to attract guests, or if we fail to provide high-quality stays and experiences, our business, results of operations, and financial condition would be materially adversely affected. Our business depends on our ability to maintain our property and engage in practices that encourage guests to book our property, including increasing the number of nights that are available to book, providing timely responses to inquiries from guests, offering a variety of desirable and differentiated listings at competitive prices that meet the expectations of guests, and offering hospitality, services, and experiences that satisfy guests and which prospective guests view as valuable. If the number of nights booked declines for a particular period, or the prices we are able to charge declines, our revenue would decline and our business, results of operations, and financial condition would be materially adversely affected.

Additional reasons for our financial performance may be affected by economic, social, and political factors; perceptions of trust and safety in our properties; negative experiences with guests, including guests who damage our property, throw unauthorized parties, or engage in violent and unlawful acts; and our decision to remove guests for not adhering to our guest standards or other factors we deem detrimental to our community. Our business, results of operations, and financial condition could be materially adversely affected if our guests are unable to return to normal travel in the near to immediate term.

If we fail to retain guests or add new guests, our business, results of operations, and financial condition would be materially adversely affected. Our success depends significantly on existing guests continuing to book and attracting new guests to book our properties. Our ability to attract and retain guests could be materially adversely affected by a number of factors discussed elsewhere in these "Risk Factors," including:

- events beyond our control, such as the COVID-19 pandemic, other pandemics and health concerns, increased or continuing restrictions on travel, immigration, trade disputes, economic downturns, and the impact of climate change on travel, including fires, floods, severe weather and other natural disasters, and the impact of climate change on seasonal destinations;

- failing to meet guests' expectations, including increased expectations for cleanliness in light of the COVID-19 pandemic;

- failing to provide differentiated, high-quality, and an adequate supply of stays or experiences at competitive prices;

- increased competition and use of our competitors' properties;

- guests not receiving timely and adequate support from us;

- our failure to provide new or enhanced offerings, tiers, or features that guests value;

- declines or inefficiencies in our marketing efforts;

- negative associations with, or reduced awareness of, our brand;

- negative perceptions of the trust and safety in our properties; and

- macroeconomic and other conditions outside of our control affecting travel and hospitality industries generally.

In addition, if our listing and other content provided are not displayed effectively to guests, we are not effective in engaging guests, we fail to provide an experience in a manner that meets rapidly changing demand, or guests have unsatisfactory search, booking, or payment experiences, we could fail to convert first-time guests and fail to engage with existing guests, which would materially adversely affect our business, results of operations, and financial condition.

Properties could be difficult to short-term rent, which could adversely affect our revenues. We may not be successful in attracting guests to short-term rent our property as quickly as we had expected or at all. Rental revenues may be affected by declines in market rental rates more quickly than if our leases were for longer terms. Even if we are able to find guests as quickly as we had expected, we may incur vacancies and may not be able to re-short-term rent those properties without longer-than-assumed delays, which may result in increased renovation and maintenance costs. In addition, the value of a vacant property could be substantially impaired. Vacant homes may also be at risk for fraudulent activity which could impact our ability to lease a home. As a result, if vacancies continue for a longer period of time than we expect or indefinitely, we may suffer reduced revenues, which may have a material adverse effect on us.

Declining real estate valuations and impairment charges could adversely affect our financial condition and operating results. We may review the value of our property to determine whether its value, based on market factors, projected income and generally accepted accounting principles, has permanently decreased such that it is necessary or appropriate to take an impairment loss in the relevant accounting period. Such a loss would cause an immediate reduction of net income in the applicable accounting period and would be reflected in a decrease in our balance sheet assets. The reduction of net income from impairment losses could lead to a reduction in our dividends, both in the relevant accounting period and in future periods. Even if we do not determine that it is necessary or appropriate to record an impairment loss, a reduction in the intrinsic value of a property would become manifest over time through reduced income from the property and would therefore affect our earnings and financial condition.

We are highly dependent on information systems and systems failures could significantly disrupt our business, which may, in turn, negatively affect us and the value of our common stock. Our operations are dependent upon internal operating systems, and property management platforms, as well as external short-term rental platforms, like Airbnb, which include certain automated processes that require access to telecommunications or the internet, each of which is subject to system security risks. Certain critical components are dependent upon third party service providers and a significant portion of our business operations are conducted over the internet. As a result, we could be severely impacted by a catastrophic occurrence, such as a natural disaster or a terrorist attack, or a circumstance that disrupted access to telecommunications, the internet or operations at our third-party service providers, including viruses or experienced computer programmers that could penetrate network security defenses and cause system failures and disruptions of operations. Even though we believe we utilize appropriate duplication and back-up procedures, a significant outage in telecommunications, the internet or at our third-party service providers could negatively impact our operations.

We rely upon Amazon Web Services to operate certain aspects of our service and any disruption of or interference with our use of the Amazon Web Services operation would impact our operations and our business would be adversely impacted. Amazon Web Services ("AWS") provides a distributed computing infrastructure platform for business operations, or what is commonly referred to as a "cloud" computing service. reAlpha's software and computer systems have been designed to utilize data processing, storage capabilities and other services provided by AWS. Currently, it runs the vast majority of our computing on AWS. Given this, along with the fact that it cannot easily switch the AWS operations to another cloud provider, any disruption of or interference with its use of AWS would impact our operations and our business would be adversely impacted.

Security breaches and other disruptions could compromise our information systems and expose us to liability, which would cause our business and reputation to suffer. Information security risks have generally increased in recent years due to the rise in new technologies and the increased sophistication and activities of perpetrators of cyberattacks. In the ordinary course of our business, we acquire and store sensitive data, including intellectual property, our proprietary business information and personally identifiable information of our prospective and current residents, employees and third-party service providers. The secure processing and maintenance of such information is critical to our operations and business strategy. Despite our security measures, our information technology and infrastructure may be vulnerable to attacks by hackers or breached due to employee error, malfeasance or other disruptions. Any such breach could compromise our networks and the information stored therein could be accessed, publicly disclosed, misused, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, liability under laws that protect the privacy of personal information, regulatory penalties, disruption to our operations and the services we provide to customers or damage our reputation, any of which could adversely affect our results of operations, reputation and competitive position.

We may suffer losses that are not covered by insurance. We attempt to ensure that our property is adequately insured to cover casualty losses. However, there are certain losses, including losses from floods, fires, earthquakes, wind, pollution, acts of war, acts of terrorism or riots, for which we may self-insure or which may not always or generally be insured against because it may not be deemed economically feasible or prudent to do so. Changes in the cost or availability of insurance could expose us to uninsured casualty losses. In particular, our property is located in an area that are known to be subject to increased hurricane activity, fires, or wind and/or flood risk. While we may have policies for earthquakes and hurricane and/or flood risk, our property may nonetheless incur a casualty loss that is not fully covered by insurance. In such an event, the value of the property would be reduced by the amount of any such uninsured loss, and we could experience a significant loss of capital invested and potential revenues in our property and could potentially remain obligated under any recourse debt associated with the property. Inflation, changes in building codes and ordinances, environmental considerations and other factors might also keep us from using insurance proceeds to replace or renovate the property after it has been damaged or destroyed. Under those circumstances, the insurance proceeds we receive might be inadequate to restore our economic position on the damaged or destroyed property. Any such losses could adversely affect us and cause the value of our common stock to decline. In addition, we may have no source of funding to repair or reconstruct the damaged home, and we cannot assure that any such sources of funding will be available to us for such purposes in the future.

We are subject to risks from natural disasters such as earthquakes and severe weather. Natural disasters and severe weather such as earthquakes, tornadoes, hurricanes or floods may result in significant damage to our property. The extent of our casualty losses and loss in operating income in connection with such events is a function of the severity of the event and the total amount of exposure in the affected area. When we have geographic concentration of exposures, such as with our property, a single catastrophe or destructive weather event (such as a hurricane) affecting a region may have a significant negative effect on our financial condition and results of operations. As a result, our operating and financial results may vary significantly from one period to the next. Our financial results may be adversely affected by our exposure to losses arising from natural disasters or severe weather.

Climate change may adversely affect our business. To the extent that significant changes in the climate occur in areas where our property is located, we may experience extreme weather and/or changes in precipitation and temperature, all of which may result in physical damage to, or a decrease in demand for, our property. Should the impact of climate change be material in nature, including significant property damage to or destruction of our property, or occur for lengthy periods of time, our financial condition or results of operations may be adversely affected. In addition, changes in federal, state, and local legislation and regulation based on concerns about climate change could result in increased capital expenditures on our existing properties (for example, to improve their energy efficiency and/or resistance to inclement weather) without a corresponding increase in revenue, resulting in adverse impacts to our results of operations.

Eminent domain could lead to material losses on our investments in our properties. Governmental authorities may exercise eminent domain to acquire the land on which our property is built in order to build roads and other infrastructure. Any such exercise of eminent domain would allow us to recover only the fair value of the property. In addition, "fair value" could be substantially less than the real market value of the property for a number of years, and we could effectively have no profit potential if our property were acquired by the government through eminent domain.

We may have difficulty selling our real estate investments and our ability to distribute all or a portion of the net proceeds from any such sale to our shareholders may be limited. Real estate investments are relatively illiquid and, as a result, we may have a limited ability to sell our properties. When we sell any of our properties, we may recognize a loss on such sale. We may elect not to distribute any proceeds from the sale of properties to our shareholders. Instead, we may use such proceeds for other purposes, including:

- purchasing additional properties;

- repaying debt or buying back shares;

- creating working capital reserves; or

- making repairs, maintenance or other capital improvements or expenditures to our remaining properties.

Laws, regulations, and rules that affect the short-term rental may limit our ability to offer short-term rentals and could expose us to significant penalties, which could have a material adverse effect on our business, results of operations, and financial condition. Hotels and groups affiliated with hotels, neighborhoods, and communities have engaged and will likely continue to engage in various lobbying and political efforts for stricter regulations governing short-term rentals with both local and national jurisdictions. These groups and others cite concerns around affordable housing and over-tourism in major cities, and some state and local governments have implemented or considered implementing rules, ordinances, or regulations governing the short-term rental of properties and/or home sharing. Such regulations include ordinances that restrict or ban short-term rentals, set annual caps on the number of days we can rent our homes for short-term rental, require us to register with the municipality or city, or require us to obtain permission before offering short-term rentals. In addition, some jurisdictions regard short-term rental as "hotel use" and claim that such use constitutes a conversion of a residential property to a commercial property requiring a permitting process. Macroeconomic pressures and public policy concerns could continue to lead to new laws and regulations, or interpretations of existing laws and regulations, which limit the ability of hosts to share their spaces. If laws, regulations, rules, or agreements significantly restrict or discourage short-term rentals in certain jurisdictions, it would have a material adverse effect on our business, results of operations, and financial condition

Guest, or third-party actions that are criminal, violent, inappropriate, or dangerous, or fraudulent activity, may undermine the safety or the perception of safety of our properties and our ability to attract and retain guests and materially adversely affect our reputation, business, results of operations, and financial condition. We have no control over or ability to predict the actions of our guests and other third parties, such as neighbors or invitees, either during the guest's stay, experience, or otherwise, and therefore, we cannot guarantee the safety of our guests, and third parties. The actions of guests and other third parties can result in fatalities, injuries, other bodily harm, fraud, invasion of privacy, property damage, discrimination, brand and reputational damage, which could create potential legal or other substantial liabilities for us. We do not verify the identity of our guests nor do we verify or screen third parties who may be present during a reservation. We rely on the booking sites' ability to validate the guests' information. The verification processes used by the booking sites are beneficial but not exhaustive and have limitations due to a variety of factors, including laws and regulations that prohibit or limit their ability to conduct effective background checks in some jurisdictions, the unavailability of information, and the inability of their systems to detect all suspicious activity. There can be no assurances that these measures will significantly reduce criminal or fraudulent activity.

If guests, or third parties engage in criminal activity, misconduct, fraudulent, negligent, or inappropriate conduct or use our properties as a conduit for criminal activity, consumers may not consider our listing safe, and we may receive negative media coverage, or be subject to involvement in a government investigation concerning such activity, which could adversely impact our brand and reputation – thereby impacting our operating results.

The methods used by perpetrators of fraud and other misconduct are complex and constantly evolving, and our trust and security measures may currently or in the future be insufficient to detect and help prevent all fraudulent activity and other misconduct.

In addition, certain regions where we are planning to operate have higher rates of violent crime or more relaxed safety standards, which can lead to more safety and security incidents, and may adversely impact the bookings of our properties in those regions and elsewhere.

If criminal, inappropriate, fraudulent, or other negative incidents occur due to the conduct of guests or third parties, our ability to attract and retain guests would be harmed, and our business, results of operations, and financial condition would be materially adversely affected – thereby impacting other guests. Such incidents may in the future prompt stricter home short-term rental regulations or regulatory inquiries into our policies and business practices.

Measures that we are planning to take to ensure the trust and safety of our properties may cause us to incur significant expenditures and may not be successful. We are planning to take measures to ensure the trust and safety of our property, to combat fraudulent activities and other misconduct and improve trust, such as using SMART locks, noise monitoring systems, and potentially use identity scanners at the property. These measures are long-term investments in our business to promote the trust and safety of our properties; however, some of these measures increase friction by increasing the number of steps required to be able to rent our property, which could reduce Guest activity, and could materially and adversely affect our business, results of operations, and financial condition. There can be no assurances that our plans to invest in the trust and safety of our property will be successful, significantly reduce criminal or fraudulent activity on or off our property, or be sufficient to protect our reputation in the event of such activity.

Risks Related to our Securities

Holders of our Non-Voting Common Stock will not have any voting rights in our Company, and therefore will have no ability to influence decisions regarding our business. Our Certificate of Incorporation provides holders of Non-Voting Common Stock do not have any voting rights in the Company. As such, investors in this offering should be aware that they will have no ability to influence decisions regarding our business.

There is a risk that you may not receive dividends at all, or that dividends may not grow over time. The Company intends to declare payments of dividends periodically as revenues permit. The Company has not established a minimum dividend payment level and the amount of any dividends paid will vary over time. The Company's ability to pay dividends may be adversely affected by a number of factors, including the risk factors described in this Offering Memorandum. All dividends will be declared at the discretion of the Board of Directors and will depend on earnings, financial conditions, and other factors that the Board of Directors may deem to be relevant from time to time. The Company cannot assure you that it will achieve investment results that will allow the Company to make consistent dividend payments.

The Company may not be able to declare dividends in the future or the Board of Directors may change the dividend policy in the future. In addition, some of the dividends may include a return of capital. To the extent that the Company decides to pay dividends in excess of the Company's current and accumulated tax earnings and profits, such dividends would generally be considered a return of capital for U.S. federal income tax purposes. A return of capital reduces the basis of an investor's investment in our Non-Voting Common Stock to the extent of such basis and is treated as capital gain thereafter.

No guarantee of return on investment. There is no assurance that you will realize a return on your investment or that you will not lose your entire investment. For this reason, each investor should read this Form C and all Exhibits carefully and should consult with his or her own attorney and business advisor prior to making any investment decision.

This investment is illiquid. There is currently no established market for reselling our Non-Voting Common Stock. If you decide that you want to resell these securities in the future, you may not be able to find a buyer.

Other investors in our Company have additional rights and are entitled to receive additional benefits than those being offered to investors in this Offering. reAlpha, as the sole holder of our Voting Common Stock have certain rights that are not available to holders of our Non-Voting Common Stock that investors may purchase in this offering. For example, our Voting Common Stock has voting rights in the Company. See "Description of Capital Stock" for further details. Investors should be aware of the rights associated with the securities they are purchasing in this offering.

The rights of our shareholders to take action against our directors and officers are limited. Our certificate of incorporation will eliminate the liability of our directors and officers to our shareholders for money damages to the maximum extent permitted under Delaware law. Under current Delaware law, our directors and officers will not have any liability to us or our shareholders for money damages other than liability resulting from:

- actual receipt of an improper benefit or profit in money, property or services; or

- active and deliberate dishonesty by the director or officer that was established by a final judgment and is material to the cause of action adjudicated.

Our bylaws will obligate us to indemnify each of our directors or officers who is or is threatened to be made a party to or witness in a proceeding by reason of his or her service in those or certain other capacities, to the maximum extent permitted by Delaware law, from and against any claim or liability to which such person may become subject or which such person may incur by reason of his or her status as a present or former director or officer of us or serving in such other capacities. In addition, we may be obligated to pay or reimburse the expenses incurred by our present and former directors and officers without requiring a preliminary determination of their ultimate entitlement to indemnification. As a result, we and our shareholders may have more limited rights to recover money damages from our directors and officers than might otherwise exist absent these provisions in our bylaws or that might exist with other companies, which could limit your recourse in the event of actions that are not in our best interests.

Our certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the exclusive forum for certain disputes between us and our stockholders, which could limit our stockholders' ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees. Our certificate of incorporation provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;
- any action asserting a claim of breach of fiduciary duty;
- any action asserting a claim against us arising under the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;
- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation or bylaws; and
- any action asserting a claim against us that is governed by the internal-affairs doctrine.

This exclusive-forum provisions may limit a stockholder's ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage lawsuits against us and our directors, officers and other employees. Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. There is no certainty that a court located outside of Delaware would give effect to this provision in any given case. If a court were to find this exclusive-forum provision in our certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions.

Notwithstanding the foregoing in each United States jurisdiction in which we are selling securities in this Offering, we have agreed that any action or proceeding against us arising out of, or in connection with: the sale of securities; or the violation of that jurisdiction's laws relating to the registration or sale of securities, may be commenced in any court of competent jurisdiction and proper venue within that jurisdiction. Nothing in our certificate of incorporation precludes stockholders that assert claims under the Securities Act of 1933 or the Securities Exchange Act of 1934 from bringing such claims in state or federal court, subject to applicable law.

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

As of the date of this Offering Memorandum, the Company's executive officers and directors are as follows:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Jorge Aldecoa	Chief Executive Officer and Director	Since Inception (January 2023)	1 hour (employed full-time by reAlpha Tech Corp.)
Mike Logozzo	Chief Financial Officer and Director	Since Inception (January 2023)	1 hour (employed full-time by reAlpha Tech Corp.)

Jorge Aldecoa, Chief Executive Officer and Director

Mr. Aldecoa, currently President of reAlpha Asset Management Inc. and an employee of reAlpha Tech Corp., brings over 12 years of experience in residential and commercial real estate and is an expert in acquisition, disposition, and asset management. Prior to joining reAlpha, he has served as Vice President of Operations for Transcendent Electra and Managing Broker of Transcendent Electra Realty & BUSB Realty from 2018 to 2022. He brings experience in successfully leading the creation and implementation of a property management platform to facilitate the acquisition and management of 2,200 newly constructed single-family rental homes. He also gained experience as Chief Investment Officer of Firm Capital American Realty Partners and Interim Chief Operating Officer for its predecessor from 2014-2017. Mr. Aldecoa has led the property management of a $1 billion portfolio as one of the early hires and Regional Vice Presidents at THR Property Management dba Invitation Homes from 2013-2014. Invitation Homes has a business model similar to the Company in that it acquires and manages single family residential homes, but for long-term rentals versus short-term rentals (as the Company does).

Mike Logozzo, Chief Financial Officer and Director

Mike Logozzo is currently the Chief Financial Officer and Chief Operating Officer of both reAlpha Tech Corp. and reAlpha Asset Management Inc. Prior to joining reAlpha, Mike was Managing Director of the Americas Region for L Marks, covering the U.S., Canada, and Latin America from May 2019 to February 2021. He is a specialist in corporate innovation with expertise in leveraging the entrepreneurial ideas of young companies to solve business challenges. He was also a strategic and transformation leader at BMW Financial Services from 2001 to 2019. During his 18-year tenure, Mike was responsible for finance operations, innovation, and best practices integration at the automotive company's Americas Regional Services Center in Columbus, Ohio and the headquarters in Munich, Germany. With his vast experience implementing innovation strategies and solutions in complex business environments, Mike was behind the first BMW Financial Services Collaboration Lab, Region Americas. Mike has a proven record of identifying and delivering value-added solutions, including with disruptive technology, in an effort to future proof businesses operating in a rapidly changing external environment.


SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITYHOLDERS


Ownership

None of our officers or directors owns any of the voting securities of the Company. reAlpha Asset Management, Inc., which is wholly-owned by reAlpha Tech Corp., owns 100% of our outstanding voting securities, comprised of 1 share of Voting Common Stock.

USE OF PROCEEDS

The Company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Target Offering Amount $388,639.00	Maximum Offering Amount $614,036.50
Offering Expenses up to total Investor Transaction Fee s (1)	$9,479	$14,976.50
Jasmine Purchase Price (2)	$329,697	$530,597
reAlpha Syndication Fee (2)(3)	$49,463	$49,463
Reserves (4)	$0	$19,000

(1)   We will charge each Investor a fee of 2.5% of their total investment and will use that fee to pay a portion of the offering expenses discussed in Note 3 below.
(2)   The amount of $329,697 represents the amount necessary to repay the existing debt on the Property. To the extent that the Company raises less than the total $530,597 purchase price of the Property, reAlpha Asset Management, Inc. intends to purchase shares of our Common Stock at $10.00 per share to provide sufficient funds to the Company to pay the full purchase price of *the Jasmine* and to pay the syndication fee.
(3)   Represents the fee payable to reAlpha for the services of coordinating and managing this offering and as consideration for its agreement to pay the offering expenses (estimated at $20,650), plus the Intermediary commissions (equal to 7.5% of the amount raised) after the payment of the portion of such costs with the Investor Transaction Fees. Offering Costs include legal, financial and other third party services associated with preparing offering documents, and supporting the offering once launched. It also includes a one-time $1,500 administrative and compliance consulting services fee for this offering and an estimated $4,000, representing a 2,000 monthly maintenance fee payable to the Intermediary.
(4)   Represents cash reserve for use in case of repairs, maintenance, and for covering periods of negative free cash flow, if necessary.

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the Company.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Financial Statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements have not been audited but were reviewed by GBQ Partners LLC. The following discussion should be read in conjunction with our unaudited financial statements and the related notes included in this Offering Memorandum.

Results of Operations

The company was formed on January 26, 2023 and has had no significant operations and no revenues since that date.

Liquidity and Capital Resources

Due to its recent formation, the Company has no cash, assets or liabilities reflected on its balance sheet. The company's capital resources would be derived from operating cash flow, once it has raise sufficient funds through this offering to acquire *the Jasmine*. The Company will be dependent on the net proceeds from this offering for funding to acquire the property. For information regarding the anticipated use of proceeds from this offering, see "Use of Proceeds."

Once the Company acquires *the Jasmine* it anticipates funding it operations through revenue generated from renting the property. During the period of reAlpha's ownership of *the Jasmine,* it generated $25,455 of revenue from bookings, representing a $184 average daily rate and a 48% occupancy rate. Net cash used in operations was $36,416. These amounts reflect only a partial year of listing, since the Property was acquired by reAlpha in February 2022 and was not listed for short-term rental until the second quarter of 2022. It also reflects the negative impact of two major hurricanes in the fourth quarter of 2022 and a ramp up period in bookings from its initial listing. It also reflects $31,511 of mortgage interest, which will not recur once the Property is acquired by the Company.

According to 2019-2022 data from AirDNA, the average daily rate for a 5 bedroom, 4+ bathroom single home rental in Davenport Florida, the location of the Property, is $294 with an average average occupancy rate of 57%. Based on this data, the Company believes it should be able to increase the average daily rate of *the Jasmine* to this level, which could result in annual revenues of $61,167 at a 57% occupancy rate. Factoring in the elimination of interest expense should result in positive cash flow from operations. Please see the carve-out unaudited financial statements for the Property for the period from February 11, 2022 to December 31, 2022, included in Exhibit B hereto.

Trend Information

The Company has a limited operating history and has not generated revenue from intended operations. The company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions. A host of factors beyond the company's control could cause fluctuations in these conditions, including but not limited to: severe weather events such as hurricanes and storm surges, recession, downturn or otherwise; government policies surrounding tenant rights; local ordinances where property resides as a result of the coronavirus pandemic; travel restrictions; changes in the real estate market; and interest-rate fluctuations. Adverse developments in these general business and economic conditions could have a material adverse effect on the Company's financial condition and the results of its operations.

On January 20, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 10, 2020, declared it to be a pandemic. Actions taken around the world to help mitigate the spread of the coronavirus include restrictions on travel, and quarantines in certain areas, and forced closures for certain types of public places and businesses. The coronavirus and actions taken to mitigate it have had and are expected to continue to have an adverse impact on the economic and financial markets of many countries, including the geographical area in which the Company operates. Measures taken by various governments to contain the virus have affected economic activity. Due to our recent formation, the impact on our business and results has not been significant. We will continue to follow the various government policies and advice, and, in parallel, we will do our utmost to continue our operations in the best and safest way possible without jeopardizing the health or our stakeholders.

Long-term decreased demand in the travel and rental housing industry would adversely affect our business model. Demand for rental and vacation housing is tied to the broader economy and factors outside the Company's control. Should factors such as COVID-19 pandemic result in continued loss of general economic activity, we would experience a slower growth rate in demand for our products and services.

RELATED PARTY TRANSACTIONS

Acquisition of the Jasmine

We intend to acquire *the Jasmine* from a subsidiary of ReAlpha Asset Management, including all furnishings and appliances, for a total payment by us of $530,590.

Fee Arrangements with reAlpha

In connection with this offering, we will pay reAlpha a syndication fee of $49,463 as discussed in "Use of Proceeds."

In addition, we have entered into a Management Agreement with reAlpha pursuant to which we will pay it, in addition to the above Syndication Fee, monthly Management Fees and a Disposition Fee. See "The Company and its Business – Management Agreement with reAlpha" for a discussion of the terms of this agreement.

RECENT OFFERINGS OF SECURITIES

We were only recently formed and have not sold any securities other than the initial issuance of 1 share of Voting Common Stock to reAlpha in connection with our formation.

THE OFFERING AND THE SECURITIES BEING OFFERED

The Offering

The Company is offering a minimum amount of $388,369 (the "Target Offering Amount") and up to a maximum amount of $614,036.50 (the "Maximum Offering Amount") of Non-Voting Common Stock (the "Securities") at a per share price of $10.00 plus a 2.5% Investor Transaction Fee , on a best efforts basis. The Minimum Individual Subscription Amount is $2,500 plus a 2.5% Investor Transaction Fee . The Company must raise an amount equal to or greater than the Target Offering Amount by March 31, 2023 (the "Offering

Deadline"). Unless the Company receives investment commitments, which are fully paid for and meet all other requirements set by this Offering, in an amount not less than the Target Offering Amount by the Offering Deadline, no Securities will be sold in this Offering, all investment commitments will be cancelled and all committed funds will be returned.

This offering is not being made in the Commonwealth of Massachusetts, the State of Maryland and the State of Hawaii. Residents of Massachusetts, Maryland and Hawaii will not be able to purchase our Non-Voting Common Stock.

The price of the Securities was determined based on the total cost to acquire the Property plus a Syndication Fee to be paid to reAlpha and a portion of expenses of the Offering not paid by reAlpha. The price of the Securities does not necessarily bear any relationship to the Company's asset value, net worth, revenues or other objective established criteria of value, and should not be considered indicative of the actual value of the Securities.

In order to purchase the Securities, you must make a commitment to purchase by completing the subscription process hosted by the Intermediary (as defined above), including complying with the Intermediary's know your customer (KYC) and anti-money laundering (AML) policies. If an Investor makes an investment commitment under a name that is not their legal name, they may be unable to redeem their Securities indefinitely, and neither the Intermediary nor the Company are required to correct any errors or omissions made by the Investor. Additionally, as noted above, investors will be required to pay an Investor Transaction Fee to the Company to help offset transaction costs equal to 2.5% per investment. This fee is counted towards the amount the company is seeking to raise under Regulation Crowdfunding and the limit each investor may invest pursuant to Regulation Crowdfunding as described herein and is in addition to the $2,500 minimum investment amount per investor.

Investor funds will be held in escrow with a qualified third party escrow agent meeting the requirements of Regulation CF ("Escrow Agent") until the Target Offering Amount has been met or exceeded and one or more closings occur.

Investing Process

To invest in this offering, please visit the online portal at https://app.realpha.com/deals/jasmine click on the "invest now" button, and follow the instructions to complete your investment.

Information Regarding Length of Time of Offering

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the Company reaching its offering target, the Company making an early closing, the Company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:
A change in minimum offering amount, change in security price, change in management, etc. If the Company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be canceled and the funds will be returned.

Rolling and Early Closings: The Company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount and the Securities have been available for purchase for at least 21 days. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the Company, and issuance of securities to the investors. During this time, the Company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $124,000, then during any 12- month period, they can invest up to the greater of either $2,500 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $124,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $124,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found at https://app.realpha.com/deals/jasmine

Securities Being Offered

The following descriptions summarize important terms of our Non-Voting Common Stock. This summary reflects our Certificate of Incorporation and Bylaws and does not purport to be complete and is qualified in its entirety by reference to the Certificate of Incorporation and Bylaws, copies of which are included as Exhibit C and D, respectively, to this this Offering Memorandum. For a complete description of the Company's Non-Voting Common Stock, you should refer to our Certificate of Incorporation, Bylaws and applicable provisions of Delaware General Corporation Law.

General

The Company's authorized capital stock consists of 60,001 shares of Voting Common Stock, par value $0.001 per share, and 60,000 shares of Non-Voting Common Stock, par value $0.001 per share. For this offering, the Company is issuing up to 60,000 shares of Non-Voting Common Stock at purchase price of $10.00 per share. We collectively refer to our Voting Common Stock and Non-Voting Common Stock below as "Common Stock."

Except as set forth in below, the Voting Common Stock and Non-Voting Common Stock have identical rights, powers and privileges in every respect (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Company) and the Non-Voting Common Stock shall be treated the same as Voting Common Stock (including in any merger, consolidation, share exchange, reclassification or other similar transaction).

Voting Rights

The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Non-Voting Common Stock shall not have voting rights at any meeting of stockholders other than those required by law. Under the Delaware General Corporation Law, holders of Non-Voting Common Stock are entitled to vote on a limited number of corporate actions, including:

- an amendment to the certificate of incorporation that would increase or decrease the par value of the Non-Voting Common Stock or alter or change the powers, preferences, or special rights of the Non-Voting Common Stock so as to affect them adversely,
- conversion of the Company to a limited liability company, statutory trust, business trust or association, real estate investment trust, common-law trust or any other unincorporated business including a general or limited partnership or a corporation domiciled in another state and
- a transfer to or domestication in any non-U.S. jurisdiction, either ceasing or continuing to exist as a Delaware corporation.

Unless required by law, there is no cumulative voting.

Dividend Rights

The holders of shares of Voting Common Stock and Non-Voting Common Stock will be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared by our Board of Directors at any time and from time to time out of any funds of the Company legally available therefor; provided, however, that any dividend that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Stock.

Liquidation Rights

In the event of any voluntary or involuntary liquidation, dissolution, or winding up of the Company, the remaining funds and assets available for distribution to the stockholders of the Company will be distributed among the holders of shares of Non-Voting Common Stock and Voting Common Stock on a pro rata basis.

Mandatory Conversion of Non-Voting Common Stock

All outstanding shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Voting Common Stock and such converted Non-Voting Common Stock shall be retired and cancelled and may not be reissued upon:

- the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or

- the date and time that the Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the "**Mandatory Conversion Time**"),

Exchanges of Common Stock for other Securities, Cash or Property

In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares of Voting Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of Non-Voting Common Stock will at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction; provided that, at the election of the Company, any securities issued with respect to the Non-Voting Common Stock may be non-voting securities under the resulting corporation's organizational documents and the Company will make appropriate provisions and take such actions as it deems necessary, in its sole discretion, to ensure that holders of the Non-Voting Common Stock retain securities with substantially the same privileges, limitations and relative rights as the Non-Voting Common Stock.

Subject to the foregoing, in the event the holders of Voting Common Stock are provided the right to convert or exchange Voting Common Stock for stock or securities, cash and/or any other property, then the holders of the Non-Voting Common Stock will be provided the same right based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of Voting Common Stock immediately prior to such offering.

Repurchases of Common Stock

In the event that the Company offers to repurchase shares of Voting Common Stock from its shareholders generally, the Company will offer to repurchase Non-Voting Common Stock pro rata based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase.

Subscription Offers, Rights Offers or Similar Offers

In the event of any pro rata subscription offer, rights offer or similar offer to holders of Voting Common Stock, the Company will provide the holders of the Non-Voting Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that, at the election of the Company, any shares issued with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares rather than voting shares.

Recapitalizations

If the Company shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

Forum Selection Provision

Our certificate of incorporation provides that, with certain limited exceptions, the Court of Chancery of the State of Delaware is the exclusive forum for:

- any derivative action or proceeding brought on our behalf;
- any action asserting a claim of breach of fiduciary duty;
- any action asserting a claim against us arising under the DGCL, or as to which the DGCL confers jurisdiction on the Court of Chancery of the State of Delaware;
- any action to interpret, apply, enforce or determine the validity of our certificate of incorporation

or bylaws; and

- any action asserting a claim against us that is governed by the internal-affairs doctrine.

Nothing in our certificate of incorporation precludes stockholders that assert claims under the Securities Act of 1933 or the Securities Exchange Act of 1934 from bringing such claims in state or federal court, subject to applicable law.

What It Means To Be A Minority Holder

As an investor in Non-Voting Common Stock of the Company, you will not have any rights in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties.

Transferability of Securities

For a year, the Non-Voting Common Stock can only be resold:

- In an IPO or other public offering registered with the SEC;
- To the Company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The Company has selected DealMaker Transfer Agent LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the Company's Common Stock.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, if the Company issues more shares, the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the Company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share, generally occurring when the Company offers dividends.

The type of dilution that hurts early-stage investors most occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2022 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2023 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

VALUATION

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

How We Priced Our Non-Voting Common Stock

The Company determined the valuation internally based on a number of factors, including:

●   The original cost to reAlpha to purchase *the Jasmine;*
●   Additional funds expended by reAlpha for renovations, appliances and furnishings;
●   The current estimated asset value of *the Jasmine;*
●   The value of the real estate expertise provided by reAlpha to our Company;
●   Historical and potential revenue generated by *the Jasmine*; and
●   Paid legal and offering expenses.

REGULATORY INFORMATION

Disqualification

Neither the Company nor any of its officers, directors or controlling shareholder are disqualified from relying on Regulation Crowdfunding.

Annual reports

We have not filed annual reports to date. Any annual reports will be posted on our website, at https://app.realpha.com/deals/Jasmine, which will be posted in line with the required deadline of 120 days after the Company's fiscal year end.

Compliance failure

The Company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Exhibits Index

Exhibit A. Offering Page
Exhibit B. Unaudited Financial Statements

Exhibit C. Certificate of Incorporation
Exhibit D. Bylaws
Exhibit E. "Testing the Waters" Materials
Exhibit F. Litigation
Exhibit G. Subscription Agreement

Exhibit A. Offering Page



reAlpha

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THE OFFERING THE MARKET FAQS

THE JASMINE

Davenport, FL – Greater Orlando

71

reAlpha Score

OFFERING DOCUMENTS

FEATURES

Guests	Bedrooms	Bathrooms	Home Size	Parking	Year Built
14	5	4.5	2271 Sq.Ft.	2	2021

INVEST

Min. Investment	Price per Share	Max. Investment
$2,500	$10	$599,060

Target: $379K

0 Shares Funded 59,906 Shares Available

INVEST NOW

Plus a 2.5% Investor Transaction Fee



Investment powered by DEALMAKER

House Type

Townhouse

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Share the property with them.

INVESTMENT HIGHLIGHTS



Debt-Free Potential

Once the minimum funding goal is met, the property will be debt free, reducing risk in a high-interest rate environment.



Home Values

The Orlando real estate market is rapidly appreciating, with an average increase in home values of 10.7% over the past decade.[4]



#1 Tourism Industry

Orlando is the most visited destination in the USA. It's tourism industry is #1, producing $31 billion a year. Additionally, it has already well surpassed pre-pandemic economic contribution by $2.7 billion.[3]

ABOUT THE PROPERTY

This updated 5 bed, 4.5 bath modern townhome is the perfect parkside getaway, less than ten miles away from Walt Disney World and Universal Studios. Complete with a 2nd floor game room and heated private pool, there's a spot for everyone to live their best vacation life.

Screened In Private Pool & Outdoor Living Space

Guests can indulge in their very own private oasis as they step outside into the spacious outdoor living area. The sprawling wall of the living room can be folded up to seamlessly blend indoor and outdoor living spaces. Relax in the cozy sitting area or fire up the outdoor cooking space. Take a dip in the heated pool or lounge in the sun, shaded by a retro sun umbrella that complements the retro-chic atmosphere.

Unique Themed Rooms

Jasmine's unique themed bedrooms definitely make the Jasmine stand out among the competition. For our little guests, the Mickey Mouse and Space Adventure rooms are sure to create lasting memories and transport them to their Disney dreams. The remaining bedrooms offer a more sophisticated style with refined details like wainscoting and stylish accent walls furnished with king and queen sized beds.

👨‍💻 Remote-Work Ready

For the culinary influencer looking to try new recipes in the kitchen or a #WFH professional, the sophisticated kitchen equipped with stainless steel appliances and a breakfast bar will be a favorite spot. Plus, we've included dedicated workspaces on both the first and second floors so guests can stay productive while on vacation.

🌴 Premium Gated-Community

Did someone say lazy river?!
Guests have access to secured amenities one would expect from a top-resort such as hotel-quality workout facilities, an on-site arcade, basketball and volleyball courts, multiple pools, a restaurant, an ice cream shop, and even a mini-golf course!

MARKET

Orlando



Northeast Regional
Park Polk County
Bahama Bay Resort
& Spa by Vacasa
Maschmeyer Concrete
- Davenport Plant
CEMEX 4
Corners Facility
Highlands
Reserve Golf Club
Westgate Town
Center Resort
Windsor Palms Resort
K. Hovnanian's Four
Seasons at Orlando
Orlando Tree Trek
Adventure Park Zip Line
Encore Resort at Reunion

MARKET DATA

Average Daily Rate ⓘ

$294 ▾

Occupancy Rate ⓘ

57% ▾

Yearly Revenue ⓘ

$61,167 ▾

Orlando Annual Average Appreciation ⓘ

10.7%[4] ▾

Disclaimer: This data was provided by AirDNA. This is the average nightly rate for 5 bedroom, 4+ bathroom single-family entire home listings in the 33897 zip code, one of the three zip codes in Davenport, FL.

The Average Daily Rate and Occupancy Rate numbers used were the averages of listing data from 2019-2022.

The revenue was calculated using the following formula: Average Nightly Rate * 365 * Occupancy Rate.

The Revenue sits in between the 50th and 75th percentile of 5 bedroom homes on AirDNA.

Orlando 8 year appreciation graph source via data zillow.

HOSTED BY

Vacasa Florida ✅
Joined in October 2017

★ 8,012 Reviews   **Response rate** 95%   **Response time** within an hour

Languages: English, Español

Vacasa unlocks the possibilities of how we enjoy vacation homes. We take care of managing our homeowners' vacation houses so they can have peace...

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AMENITIES

📶 High Speed Internet   ❄️ Air Conditioning

🏊 Private Pool   🍽️ Resort style amenities

🍳 Garage   🗄️ Full Kitchen

See All 18 Amenities ↓

GUEST REVIEWS

Ericka
December 2022

Loved the cleanliness, staff, and amenities. Something for all age groups. Especially lived the free arcade game room. Kids had a blast.

Marisol
April 2022

The property was fantastic, unit was clean, resort club was nice, not crowded, enough space for a family of 7.

Anonymous Guest
September 2022

This home was cozy and spacious at the same time. We came to celebrate my Mom's 71st birthday! And this space was exactly what we imagined! There were a couple minor things (lightbulb outages) but NO complaints here!

reAlpha BRAIN Score ⓘ

Distance to attraction: < 0.65 miles

Davenport is growing, job opportunities are expected to grow by 43.66% in the upcoming years[2]

Distance to restaurants < 0.62 miles

71

OFFERING DETAILS

⌃ Total Project Cost	$599,060
Purchase Price	$530,597
Reserves ⓘ	$0 - $19,000
reAlpha Fee ⓘ	$49,463
reAlpha Equity ⓘ	**$0 - $219,000**
Total Equity Offering	$379,152 - $599,060

Offering Documents

Form C.pdf

Jasmine - Offering Memora...

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RISK & DISCLAIMERS

This memo is for informational purposes only and does not constitute an offer to sell or a solicitation of an offer to buy any security. The information contained in this memo has been obtained from sources believed to be reliable, but its accuracy and completeness cannot be guaranteed. Any projections, opinions, assumptions, or estimates used are for example only and do not represent the current or future performance of the property.

This memo is not a substitute for the thorough due diligence that should be conducted before making any investment decision. Potential investors should carefully consider the risks and uncertainties described above, as well as any other risks that may be described in any offering materials or other documents provided in connection with this investment.

Overall, investing in a single-family home to be used as a vacation rental property in the highly popular tourist destination of Orlando, FL presents a favorable opportunity for financial returns and a stable stream of income. With its desirable amenities and prime location, we believe this property has the potential to generate strong bookings and revenue. Comparable properties in the area support the demand and pricing for vacation rentals in this location. However, it is important to carefully consider the risks involved with this investment and conduct due diligence before proceeding.

Equity crowdfunding investments in private placements, and start-up investments in particular, are speculative and involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest in start-ups. Companies seeking startup investment through equity crowdfunding tend to be in earlier stages of development and their business model, products and services may not yet be fully developed, operational or tested in the public marketplace. There is no guarantee that the stated valuation and other terms are accurate or in agreement with the market or industry valuations. Further, investors may receive illiquid and/or restricted stock that may be subject to holding period requirements and/or liquidity concerns.

DealMaker Securities LLC, a registered broker-dealer, and member of FINRA | SIPC, located at 105 Maxess Road, Suite 124, Melville, NY 11747, is the Intermediary

DealMaker Securities LLC does not make investment recommendations.

DealMaker Securities LLC is NOT placing or selling these securities on behalf of the Issuer.

DealMaker Securities LLC is NOT soliciting this investment or making any recommendations by collecting, reviewing, and processing an Investor's documentation for this investment.

DealMaker Securities LLC conducts Anti-Money Laundering, Identity and Bad Actor Disqualification reviews of the Issuer, and confirms they are a registered business in good standing.

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Sources

1. Florida Tourism Stats for 2021 by Florida Review
2. Discover Jobs in Davenport, Florida
3. Orlando Crowned Largest Travel & Tourism City Destination in America for 2022
4. Orlando Real Estate Market
5. Freddie Mac House Price Index
6. Orlando Home Values

Exhibit B: Financial Statements

Financial Statements

ReAlpha 612 Jasmine Lane, Inc.

January 26, 2023 (INCEPTION)



CONTENTS





230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com

GBQ Partners

To the Parent of
ReAlpha 612 Jasmine Lane
Columbus, Ohio

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of ReAlpha 612 Jasmine Lane, Inc., which comprise the balance sheet as of January 26, 2023 (INCEPTION) and the related statement of operations, net parent investment, and cash flows at January 26, 2023 (INCEPTION), and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of ReAlpha 612 Jasmine Lane, Inc. and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our review.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company was recently formed, has yet to begin operations and will require investment to fund operations and has stated that substantial doubt exists about the company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

GBQ Partners LLC

Columbus, Ohio
February 28, 2023



REALPHA 612 JASMINE LANE, INC.

Balance Sheet (unaudited)

January 26, 2023

ASSETS		
Investments in real estate, net	$	-
Cash		-
Restricted cash		-
Accounts receivable		-
Prepaid expenses and other assets		-
TOTAL ASSETS	$	-

LIABILITIES AND EQUITY		
Liabilities		
Long-term debt, net	$	-
Settling subscriptions, net of offering costs		-
Accounts payable		-
Related party payables		-
Accrued expenses		-
Total liabilities		-
Equity		
Common stock		-
Retained earnings		-
Total equity		-
TOTAL LIABILITIES AND EQUITY	**$**	**-**

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.

REALPHA 612 JASMINE LANE, INC.
Statement of Income (unaudited)
January 26, 2023

Rental Income	$	-
Operating Expenses		
Real estate taxes and insurance		-
Depreciation		-
HOA expenses		-
Repairs and maintenance		-
Property management fees and utilities		-
Total operating expenses		-
Operating Loss		-
Non Operating Expenses		
Property mortgage interest		-
Amortization of debt issuance costs		-
Net Loss	$	-

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.



REALPHA 612 JASMINE LANE, INC.
Net Parent Investment Statement (unaudited)
January 26, 2023

	Net Parent Investment
Beginning Balance	$ -
Net loss	-
Parent contributions	-
Balance at January 26, 2023	$ -

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.

REALPHA 612 JASMINE LANE, INC.
Statement of Cash Flows (unaudited)
January 26, 2023

Cash Flows from Operating Activities	
Net loss	$ -
Adjustments to reconcile net loss to net cash and restricted cash used in operating activities:	
Depreciation	-
Amortization of debt issuance costs	-
Changes in operating assets and liabilities:	
Accounts receivable	-
Prepaid expenses and other current assets	-
Accounts payable	-
Related party payables	-
Accrued expenses	-
Total adjustments	-
Net cash and restricted cash used in operating activities	-
Cash Flows from Investing Activities	
Additions to real estate investments	-
Net cash and restricted cash used in investing activities	-
Cash Flows from Financing Activities	
Contributions	-
Net cash and restricted cash provided by financing activities	-
Net increase in cash and restricted cash	-
Cash and Restricted Cash - Beginning of Year	-
Cash and Restricted Cash - End of Year	$ -
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$ -

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.

NOTE 1: Nature of Operations

ReAlpha 612 Jasmine Lane, Inc. (the "Company") is a Delaware Corporation, incorporated on January 26, 2023. The Company was formed to acquire and permit public investment in the property 612 Jasmine Lane.

As of January 26, 2023 (inception), the Company has not yet commended operations. Once the Company commences its planned principal operations, it will incur additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Company's planned operations or failing to profitably operate the business.

NOTE 2: Going Concern

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company is a business that has not commenced planned principal operations, plans to incur significant costs in pursuit of its capital financing plans, and has not generated any revenues or profits as of January 26, 2023 (inception). These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The Company's ability to continue as a going concern in the next twelve months is dependent upon its ability to obtain capital financing from investors sufficient to meet current and future obligations and deploy such capital to produce profitable operating results. No assurance can be given that the Company will be successful in these efforts. The balance sheet does not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

NOTE 3: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The Company has adopted a calendar year end date.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

NOTE 3: Summary of Significant Accounting Policies (continued)

Deferred Offering Costs

The Company complies with the requirements of the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 340-10 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid in capital upon the completion of an offering or to expense if the offering is not completed.

The Company will reimburse its ReAlpha Asset Management, Inc. (the Manager) up to 2.5% of the gross offering proceeds per Form C as offering costs.

Organization Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fees and costs of incorporation are expensed as incurred.

Recent Accounting Pronouncements

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 requires that entities use a new forward looking "expected loss" model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2022. The Company is currently evaluating the potential impact this standard may have on the financial statements.

NOTE 4: Related Party Transactions

The Company intends to enter into an agreement with its Manager where the Manager will receive a project cost syndication fee and sale price disposition fee of twelve percent (12%) and one percent (1%), respectively of the capital contributions to that series.

The Company intends to enter into an agreement with its Manager where as compensation for the services provided by the property manager, each series will be charged a property management fee equal to twenty five percent (25%) of rents collected on a series property. To the extent that, under the terms of a specific property management agreement.

NOTE 5: Subsequent Events

Management has evaluated subsequent events through the date of the Independent Auditor's Report, the date on which the financial statements were available to be issued.

See Independent Accountant's Review Report.

Financial Statements

612 Jasmine Lane (Carve-Out of Certain Operations of ReAlpha Asset Management, Inc.)

December 31, 2022



CONTENTS



230 West Street
Suite 700
Columbus, OH 43215

tel 614.221.1120
fax 614.227.6999

www.gbq.com



To the Parent of
612 Jasmine Lane
Columbus, Ohio

Independent Accountant's Review Report

We have reviewed the accompanying financial statements of 612 Jasmine Lane (Carve-Out of Certain Operations of ReAlpha Asset Management, Inc.), which comprise the balance sheet as of December 31, 2022, and the related statement of operations, changes in net parent investment and cash flows for the period from February 11, 2022 (purchase date) to December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with *Statements on Standards for Accounting and Review Services* promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

We are required to be independent of 612 Jasmine Lane and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements related to our reviews.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the financial statements, the Company has yet to realize its full rental operations and will require investment to fund operations and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

GBQ Partners LLC

Columbus, Ohio
February 28, 2023

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)
Balance Sheet (unaudited)
December 31, 2022



ASSETS	
Investments in real estate, net	$ 515,169
Accounts receivable	2,065
Prepaid expenses and other assets	13,167
TOTAL ASSETS	$ 530,401

LIABILITIES AND EQUITY	
Liabilities	
Long-term debt, net	$ 335,672
Accounts payable	27
Related party payables	2,031
Accrued expenses	10,278
Total liabilities	348,008
Net Parent Investment	
Parent contribution	247,663
Accumulated deficit	(65,270)
Total net parent investment	182,393
TOTAL LIABILITIES AND EQUITY	$ 530,401

The accompanying notes are an integral part of the financial statements.
See Independent Accountant's Review Report.

612 Jasmine Lane (Carve-Out of Certain Operations of ReAlpha Asset Management, Inc.)
Statement of Operations (unaudited)
For the Period from February 11, 2022 (purchase date)
to December 31, 2022



Rental Income	$	25,445
Operating Expenses		
Real estate taxes and insurance		11,337
Depreciation		15,420
HOA expenses		4,744
Repairs and maintenance		3,479
Property management fees and utilities		7,894
Total operating expenses		42,874
Operating Loss	(	17,429)
Non Operating Expenses		
Property mortgage interest		31,511
Amortization of debt issuance costs		16,330
Net Loss	$(	65,270)

612 Jasmine Lane (Carve-Out of Certain Operations of ReAlpha Asset Management, Inc.)

Statement of Changes in Net Parent Investment (unaudited)
For the Period from February 11, 2022 (purchase date)
to December 31, 2022



	Net Parent Investment
Balance at December 31, 2021	$ -
Net loss	(65,270)
Parent contributions	247,663
Balance at December 31, 2022	$ 182,393

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)
Statement of Cash Flows (unaudited)
For the Period from February 11, 2022 (purchase date)
to December 31, 2022

Cash Flows from Operating Activities		
Net loss	$(	65,270)
Adjustments to reconcile net loss to net cash and		
restricted cash used in operating activities:		
Depreciation		15,420
Amortization of debt issuance costs		16,330
Changes in operating assets and liabilities:		
Accounts receivable	(	2,065)
Prepaid expenses and other current assets	(	13,167)
Accounts payable		27
Related party payables		2,031
Accrued expenses		10,278
Total adjustments		28,854
Net cash and restricted cash used in		
operating activities	(	36,416)
Cash Flows from Investing Activities		
Additions to real estate investments	(	530,589)
Net cash and restricted cash used in		
investing activities	(	530,589)
Cash Flows from Financing Activities		
Proceeds from issuance of long-term debt		337,242
Deferred financing costs	(	17,900)
Contributions		247,663
Net cash and restricted cash provided by		
financing activities		567,005
Net increase in cash and restricted cash		-
Cash and Restricted Cash - Beginning of Year		-
Cash and Restricted Cash - End of Year	$	-
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$	31,511

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)

Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022
(purchase date) to December 31, 2022

NOTE 1: Nature of Operations

612 Jasmine Lane (the "Property" or "Jasmine Lane") is a property located in Davenport, Florida. The Property was purchased by a wholly owned subsidiary of ReAlpha Asset Management, Inc. (the Company), on February 11, 2022. The Property is managed by the Company and is used for rental purposes.

ReAlpha Asset Management, Inc. (DBA reAlpha Homes), incorporated in Delaware on April 22, 2021, together with its subsidiaries is primarily engaged in the business of the identification, acquisition, financing, marketing, and management of short-term rental properties for the benefit of the Company's members and shareholders.

NOTE 2: Going Concern

The Property financial statements have been prepared assuming the Company will continue as a going concern. The Property commenced operations on February 11, 2022, and has not yet realized its planned operations. The Property is dependent upon additional capital resources for the full commencement of its planned operations and is subject to significant risks and uncertainties, including failing to secure funding to commence the Property planned operations or failing to profitably operate the business.

Management believes that the Property will continue to incur losses for the foreseeable future and will need equity or debt financing or will need to generate additional revenues from the property rental activity to sustain its operations until it can achieve profitability and positive cash flows.

Management has determined that these matters, among others, raise substantial doubt about the Property's ability to continue as a going concern for a period of at least one year from the date these financial statements are issued. The accompanying financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3: Summary of Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP) from the financial statements and accounting records of ReAlpha Asset Management, Inc. using the historical results of operations and historical cost basis of the assets and liabilities of ReAlpha Asset Management, Inc. that comprise 612 Jasmine Lane. These financial statements have been prepared solely to demonstrate its historical results of operations, financial position, and cash flows for the indicated periods under ReAlpha Asset Management, Inc. management. Transactions and balances between the Property and ReAlpha Asset Management, Inc. are reflected as related party transactions within these financial statements.

See Independent Accountant's Review Report.

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)

Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022
(purchase date) to December 31, 2022

NOTE 3: Summary of Significant Accounting Policies (continued)

The accompanying financial statements include the assets, liabilities, revenues, and expenses that are specifically identifiable to the Property. In addition, certain costs related to the Property have been allocated from the Parent. These costs are allocated based on expenses incurred by the Parent that can be specifically attributable to the operations of the Property, such as insurance, management fees and repairs of the Property.

The Property utilizes ReAlpha Asset Management, Inc. centralized processes and systems for cash management, purchasing and recordkeeping. As a result, the Property does not have a separate bank account and all funds are included in the Parent's general corporate funds, which is not specifically allocated to the Property. The net results of these cash transactions between the Property and Parent are reflected as net parent investment within Equity in the accompanying balance sheet. In addition, the net parent investment represents the Parent's interest in the recorded net assets of the Property and represents the cumulative net investment by ReAlpha Asset Management, Inc. in the Property through the dates presented, inclusive of cumulative operating results.

Management believes the assumptions and allocations underlying the financial statements are reasonable and appropriate under the circumstances. However, the amounts recorded for these transactions and allocations are not necessarily representative of the amount that would have been reflected in the financial statements had the Property been an entity that operated independently of ReAlpha Asset Management, Inc. Consequently, future results of operations should the Property be separated from the Parent will include costs and expenses that may be materially different than the Property's historical results of operations, financial position, and cash flows. Accordingly, the financial statements for these periods are not indicative of the Property's future results of operations, financial position, and cash flows.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

See Independent Accountant's Review Report.

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)
Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022 (purchase date) to December 31, 2022

NOTE 3: Summary of Significant Accounting Policies (continued)

Investment in Real Estate and Depreciation

Real estate assets are carried at cost. Depreciation is calculated on the straight-line method over the estimated lives of the assets (27.5 years for residential rental property and 5 years for furniture and fixtures). Major additions and betterments are capitalized and depreciated. Maintenance and repairs, which do not improve or extend the estimated useful lives, are expensed as incurred. Upon disposal of assets, the related cost and accumulated depreciation are removed from the accounts, and any gain or loss resulting from the disposal is recorded in the period of disposition in the accompanying statement of operations.

Impairment Policy

The Property applies FASB ASC 360-10, "Property, Plant & Equipment," to measure impairment in real estate investments. Rental properties are individually evaluated for impairment when conditions exist which may indicate that it is probable that the sum of expected future cash flows (on an undiscounted basis without interest) from a rental property is less than the carrying value under its historical net cost basis. These expected future cash flows consider factors such as future operating income, trends and prospects as well as the effects of leasing demand, competition and other factors. Upon determination that a permanent impairment has occurred, rental properties are reduced to their fair value. For properties to be disposed of, an impairment loss is recognized when the fair value of the property, less the estimated cost to sell, is less than the carrying amount of the property measured at the time there is a commitment to sell the property and/or it is actively being marketed for sale. A property to be disposed of is reported at the lower of its carrying amount or its estimated fair value, less its cost to sell. Subsequent to the date that a property is held for disposition, depreciation expense is not recorded. There were no such impairment adjustments during the period from February 11, 2022 (purchase date) to December 31, 2022.

Revenue Recognition

Revenues are recognized in accordance with the Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) Topic 606 for revenue recognition. The Company recognizes revenues in a manner to depict the transfer of goods or services to a customer at an amount that reflects the consideration expected to be received in exchange for those goods or services. The Company considers revenue realized or realizable and earned when all the five following criteria are met: (1) identification of the contract with a customer, (2) identification of the performance obligations in the contract, (3) determination of the transaction price, (4) allocation of the transaction price to the performance obligations in the contract and (5) recognition of revenue when (or as) performance obligations are satisfied.

See Independent Accountant's Review Report.

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)

Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022
(purchase date) to December 31, 2022

NOTE 3: Summary of Significant Accounting Policies (continued)

Revenue Recognition (continued)

Revenues primarily consist of short-term rental revenues, fees, and other income and gains generated by the sale of properties. The Company has the following revenue sources and revenue recognition policies:

- Short-term rental revenues include revenues from the rental of properties via Airbnb and similar digital hospitality platforms.
- Fee and other income include late fees, violation fees, and other revenue arising from contractual agreements with third parties. This revenue is recognized as the services are transferred in accordance with ASC 606

Recent Accounting Pronouncements

Consistent with the treatment for emerging growth companies under the Jumpstart Our Business Startups (JOBS) Act, the Company has elected to delay the implementation of new accounting standards to the extent such standards provide for delayed implementation by non-public business entities.

In June 2016, the FASB issued ASU No. 2016-13, "Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments." ASU 2016-13 requires that entities use a new forward looking "expected loss" model that generally will result in the earlier recognition of allowance for credit losses. The measurement of expected credit losses is based upon historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. ASU No. 2016-13 is effective for annual reporting periods, including interim reporting periods within those periods, beginning after December 15, 2022. The Company is currently evaluating the potential impact this standard may have on the consolidated financial statements.

NOTE 4: Investment in Real Estate

Investment in real estate consisted of the following as of December 31, 2022:

	Cost	Accumulated Depreciation	Net Investment
Land	$ 52,500	$ -	$ 52,500
Buildings and building improvements	473,751	(15,241)	458,510
Furniture and fixtures	4,338	(179)	4,159
Total investment in real estate	$ 530,589	$(15,420)	$ 515,169

See Independent Accountant's Review Report.

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)
Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022 (purchase date) to December 31, 2022

NOTE 4: Investment in Real Estate (continued)

Depreciation expense was $15,420 for the period ended December 31, 2022.

All investments in real estate as of December 31, 2022 were pledged as collateral for the Company's secured debt.

NOTE 5: Debt

The Company has issued promissory notes payable to lenders related to the acquisition of the property.

Debt consisted of the following as of December 31, 2022:

Mortgage note with a bank. The note bears interest at a rate of 5% + Prime with floor of 8.25% and provides for monthly interest payments. The note matured on February 10, 2023, at which time a balloon payment of remaining principal and interest due, and is secured by the property as well as guaranteed by a Shareholder of the Company.	$ 337,242
Total long-term debt	337,242
Less: Deferred financing costs, net	1,570
Total debt, net	$ 335,672

As of the date of the review report the Company has not paid off the principal or interest of the mortgage note and intends to refinance the debt with the bank.

Maturities of long-term debt as of December 31, 2022 are as follows:

2023	$ 337,242
Less: unamortized costs	1,570
Total debt, net	$ 335,672

612 JASMINE LANE (CARVE-OUT OF CERTAIN OPERATIONS OF REALPHA ASSET MANAGEMENT, INC.)

Notes to Financial Statements (unaudited)
As of December 31, 2022 and For the Period from February 11, 2022
(purchase date) to December 31, 2022

NOTE 6: Net Parent Investment

During the period ended December 31, 2022, the Property recognized $247,663 in contributions from the owner ReAlpha Asset Management, Inc.

NOTE 7: Related Party Transactions

The Property has a Payable to ReAlpha Tech Corp, a related entity based on common ownership, totaling $ 2,031 as of December 31, 2022.

NOTE 8: Subsequent Events

Management has evaluated subsequent events through the date of the Independent Auditor's Report, the date on which the consolidated financial statements were available to be issued.

See Independent Accountant's Review Report.

Exhibit C: Certificate of Incorporation

State of Delaware
Secretary of State
Division of Corporations
Delivered 04:21 PM 01/26/2023
FILED 04:21 PM 01/26/2023
SR 20230273948 - File Number 7259680

CERTIFICATE OF INCORPORATION
OF
REALPHA 612 JASMINE LANE INC.

ARTICLE I

The name of the corporation is reAlpha 612 Jasmine Lane Inc. (the "**Corporation**").

ARTICLE II

The address of the Corporation's registered office in the State of Delaware is 3524 Silverside Road Suite 35B, Wilmington, DE 19810. The name of the registered agent of the Corporation at that address is Advantage Delaware LLC.

ARTICLE III

The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the Delaware General Corporation Law, as the same exists or as may hereafter be amended from time to time.

ARTICLE IV

A. Authorized Capital Stock

This Corporation is authorized to issue two classes of stock which shall be designated, respectively, "**Voting Common Stock**," and "**Non-Voting Common Stock**." The Voting Common Stock and Non-Voting Common Stock are collectively referred to herein as "**Common Stock**." The total number of shares of stock that the Corporation shall have authority to issue is 120,001 shares, consisting of (a) 60,001 shares of Voting Common Stock, $0.001 par value per share and (b) 60,000 shares of Non-Voting Common Stock, $0.001 par value per share.

The number of authorized shares of any class or classes of stock of the Corporation may be increased or decreased by the affirmative vote of the holders of a majority of the stock of the Corporation entitled to vote, irrespective of the provisions of Section 242(b)(2) of the Delaware General Corporation Law, but not below the number of shares thereof then outstanding or required to be reserved for the conversion of any convertible securities or the exercise of any options or other instruments.

B. Common Stock

Except as set forth herein, the Voting Common Stock and Non-Voting Common Stock shall have identical rights, powers and privileges in every respect (including in respect of dividends and in respect of distributions upon any dissolution, liquidation or winding up of the Corporation, and including in any merger, consolidation, share exchange, reclassification or other similar transaction).

1

1. **Voting.** The holders of the Voting Common Stock are entitled to one vote for each share of Common Stock held at all meetings of stockholders (and written actions in lieu of meetings). The shares of Non-Voting Common Stock shall not have voting rights at any meeting of the stockholders of the Corporation other than those required by law. Unless required by law, there shall be no cumulative voting.

2. **Dividends.** The holders of shares of Common Stock shall be entitled to receive such dividends (payable in cash, stock, or otherwise), on a pro rata basis, as may be declared thereon by the Board of Directors at any time and from time to time out of any funds of the Corporation legally available therefor; provided, however, that any dividend upon the Common Stock that is payable in Common Stock shall be paid only in Voting Common Stock to the holders of Voting Common Stock and only in Non-Voting Common Stock to the holders of Non-Voting Common Stock.

3. **Liquidation, Dissolution, or Winding Up.** In the event of any voluntary or involuntary liquidation, dissolution or winding up of the Corporation, the assets of the Corporation available for distribution to its stockholders shall be distributed among the holders of shares of Voting Common Stock and Non-Voting Common Stock, pro rata based on the number of shares held by each such holder.

4. **Conversion.**

   (a) **Mandatory Conversion.** Upon (a) the closing of the sale of shares of Voting Common Stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, or (b) the date and time that the Voting Common Stock is listed for trading on the New York Stock Exchange, any tier of The Nasdaq Stock Market LLC, or another exchange or marketplace approved the Board of Directors (the time of such closing or the date and time of such event, the "**Mandatory Conversion Time**"), (i) all outstanding shares of Non-Voting Common Stock will automatically convert into an equal number of shares of Voting Common Stock and (ii) such converted Non-Voting Common Stock shall be retired and cancelled and may not be reissued.

   (b) **Mechanics of Conversion.** The Corporation shall notify in writing all holders of record of the Non-Voting Common Stock of the Mandatory Conversion Time and the place designated for mandatory conversion of all such shares of Non-Voting Common Stock pursuant to this Section. Unless otherwise provided in this Certificate of Incorporation, the notice need not be sent in advance of the occurrence of the Mandatory Conversion Time. Upon receipt of the notice, each holder of shares of Non-Voting Common Stock shall surrender such holder's certificate or certificates, if any, for all such shares (or, if such holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation at the place designated in such notice, and, unless such shares are uncertificated, shall thereafter receive certificates for the number of shares of Voting Common Stock to which such holder is entitled pursuant to this Section. All rights with respect to shares of Non-Voting Common Stock converted pursuant to this Section will terminate at the

Mandatory Conversion Time (notwithstanding the failure of the holder or holders thereof to surrender the certificates at or prior to such time), except only the rights of the holders thereof, upon surrender of their certificate or certificates, if any, or lost certificate affidavit and agreement therefor, to receive (a) a certificate or certificates for shares of Voting Common Stock in accordance with the provisions hereof, and (b) the payment of any declared but unpaid dividends on the shares of converted Non-Voting Common Stock.

(c) **Reservation of Shares**. For the purpose of effecting the conversion of the Non-Voting Common Stock, the Corporation shall at all times while any share of Non-Voting Common Stock is outstanding, reserve and keep available out of its authorized but unissued capital stock, that number of its duly authorized shares of Voting Common Stock as may from time to time be sufficient to effect the conversion of all outstanding Non-Voting Common Stock; and if at any time the number of authorized but unissued shares of Voting Common Stock is not sufficient to effect the conversion of all then-outstanding shares of the Non-Voting Common Stock, the Corporation shall, as promptly as practicable, cause such corporate action to be taken as may be necessary to increase its authorized but unissued shares of Voting Common Stock to such number of shares as shall be sufficient for such purposes, including, without limitation, engaging in best efforts to obtain the requisite stockholder approval of any necessary amendment to the Certificate of Incorporation.

5. **Mergers, Etc.**

(a) In the event of any merger, consolidation, share exchange, reclassification or other similar transaction in which the shares any class of Common Stock are exchanged for or changed into other stock or securities, cash and/or any other property, each share of every other class of Common Stock will at the same time be similarly exchanged or changed in an amount per share equal to the aggregate amount of stock, securities, cash and/or any other property (payable in kind), as the case may be, that each share of Voting Common Stock would be entitled to receive as a result of such transaction, assuming all outstanding shares of Non-Voting Common Stock were converted into Voting Common Stock immediate prior such transaction; *provided that*, at the election of the Corporation, any securities issued with respect to the Voting Common Stock may be voting securities and any securities issued in exchange for the Non-Voting Common Stock may be non-voting securities under the resulting corporation's organizational documents and the Corporation shall make appropriate provisions and take such actions as it deems necessary, in its sole discretion, to ensure that holders of the Non-Voting Common Stock shall retain securities with substantially the same privileges, limitations and relative rights as Non-Voting Common Stock.

(b) Subject to the foregoing, in the event the holders of any class of Common Stock are provided the right to convert or exchange such Common Stock for stock or securities, cash and/or any other property, then the holders of the each other class of Common Stock shall be provided the same right, which in the case of holders of Non-Voting Common Stock shall be based upon the number of shares of Voting Common Stock such holders would be entitled to receive if such shares of Non-Voting Common Stock were converted into shares of

Voting Common Stock immediately prior to such offering.

(c)   In the event that the Corporation offers to repurchase shares of any class of Common Stock from its stockholders generally, the Corporation shall offer to repurchase all classes of Common Stock pro rata based upon the number of shares of Voting Common Stock such holders hold or, in the case of holders of shares of Non-Voting Common Stock, would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such repurchase.

(d)   In the event of any pro rata subscription offer, rights offer or similar offer to holders of any class of Common Stock, the Corporation shall provide the holders of all classes of Common Stock the right to participate based upon the number of shares of Voting Common Stock such holders hold or, in the case of holders of shares of Non-Voting Common Stock, would be entitled to receive if such shares were converted into shares of Voting Common Stock immediately prior to such offering; provided that, at the election of the Corporation, any shares issued with respect to the Voting Common Stock may be voting securities and any securities issued with respect to the Non-Voting Common Stock may be issued in the form of non-voting shares rather than voting shares.

(e)   If the Corporation shall in any manner split, subdivide or combine (including by way of a dividend payable in shares of Voting Common Stock or Non-Voting Common Stock) the outstanding shares of Voting Common Stock or Non-Voting Common Stock, the outstanding shares of the other such class of stock shall likewise be split, subdivided or combined in the same manner proportionately and on the same basis per share.

ARTICLE V

The Board of Directors of the Corporation shall have the power to adopt, amend or repeal Bylaws of the Corporation; provided that any Bylaw adopted or amended by the Board of Directors, and any powers thereby conferred, may be amended, altered or repealed by the stockholders.

ARTICLE VI

Elections of directors need not be by written ballot unless otherwise provided in the Bylaws of the Corporation.

ARTICLE VII

1. **Limitation of Liability.** To the fullest extent permitted by law, no director of the Corporation shall be personally liable for monetary damages for breach of fiduciary duty as a director. Without limiting the effect of the preceding sentence, if the Delaware General Corporation Law is hereafter amended to authorize the further elimination or limitation of the liability of a director, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

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2. **Change in Rights.** Neither any amendment nor repeal of this Article VII, nor the adoption of any provision of this Certificate of Incorporation inconsistent with this Article VII, shall eliminate, reduce or otherwise adversely affect any limitation on the personal liability of a director of the Corporation existing at the time of such amendment, repeal or adoption of such an inconsistent provision.

ARTICLE VIII

Unless the Corporation consents in writing to the selection of an alternative forum, the Court of Chancery in the State of Delaware shall be the sole and exclusive forum for any stockholder (including a beneficial owner) to bring (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation's stockholders, (iii) any action asserting a claim against the Corporation, its directors, officers or employees arising pursuant to any provision of the Delaware General Corporation Law or the Corporation's certificate of incorporation or bylaws or (iv) any action asserting a claim against the Corporation, its directors, officers or employees governed by the internal affairs doctrine, except for, as to each of (i) through (iv) above, any claim as to which the Court of Chancery determines that there is an indispensable party not subject to the jurisdiction of the Court of Chancery (and the indispensable party does not consent to the personal jurisdiction of the Court of Chancery within ten days following such determination), which is vested in the exclusive jurisdiction of a court or forum other than the Court of Chancery, or for which the Court of Chancery does not have subject matter jurisdiction. If any provision or provisions of this Article VIII shall be held to be invalid, illegal or unenforceable as applied to any person or entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provisions in any other circumstance and of the remaining provisions of this Article VIII (including, without limitation, each portion of any sentence of this Article VIII containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.

ARTICLE IX

No stockholder of the Corporation has a right to purchase shares of capital stock of the Corporation sold or issued by the Corporation except to the extent that such a right may from time to time be set forth in a written agreement between the Corporation and the stockholder.

I, the undersigned, as incorporator of the Corporation, have signed this Certificate of Incorporation on January 26, 2023.

Heidi Mortensen

Heidi Mortensen, Incorporator

c/o CrowdCheck Law LLP
700 12th St NW, Suite 700
Washington, D.C. 20005

Exhibit D: Bylaws

REALPHA 612 JASMINE LANE INC.
BYLAWS

January 2023

<u>ARTICLE I - STOCKHOLDERS</u>

Section 1. <u>Annual Meeting.</u>

An annual meeting of the stockholders, for the election of directors to succeed those whose terms expire and for the transaction of such other business as may properly come before the meeting, shall be held at such place, if any, on such date, and at such time as the Board of Directors shall each year fix.

Section 2. <u>Special Meetings.</u>

Special meetings of the stockholders, for any purpose or purposes prescribed in the notice of the meeting, may be called by the Board of Directors or the chief executive officer and shall be held at such place, on such date, and at such time as they or he or she shall fix.

Section 3. <u>Notice of Meetings.</u>

Notice of the place, if any, date, and time of all meetings of the stockholders, the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such meeting, and the record date for determining the stockholders entitled to vote at the meeting, if such date is different from the record date for determining stockholders entitled to notice of the meeting, shall be given, not less than 10 nor more than 60 days before the date on which the meeting is to be held, to each stockholder entitled to vote at such meeting as of the record date for determining the stockholders entitled to notice of the meeting, except as otherwise provided herein or required by law (meaning, here and hereinafter, as required from time to time by the Delaware General Corporation Law or the Amended and Restated Certificate of Incorporation of the Corporation).

When a meeting is adjourned to another time or place, notice need not be given of the adjourned meeting if the time and place, if any, thereof, and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting are announced at the meeting at which the adjournment is taken; provided, however, that if the date of any adjourned meeting is more than 30 days after the date for which the meeting was originally noticed, notice of the place, if any, date, and time of the adjourned meeting and the means of remote communications, if any, by which stockholders and proxyholders may be deemed to be present in person and vote at such adjourned meeting, shall be given to each stockholder in conformity herewith. If after the adjournment a new record date for stockholders entitled to vote is fixed for the adjourned meeting, the Board of Directors shall fix a new record date for notice of such adjourned meeting, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors and, except as otherwise required by law, shall not be more than 60 nor less than 10 days before the date of such adjourned meeting, and shall give notice of the adjourned meeting to each stockholder of record entitled to vote at such adjourned meeting as of the record date fixed for notice of

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such adjourned meeting. At any adjourned meeting, any business may be transacted which might have been transacted at the original meeting.

Section 4. Quorum.

At any meeting of the stockholders, the holders of a majority of the voting power of all of the shares of the stock entitled to vote at the meeting, present in person or by proxy, shall constitute a quorum for all purposes, unless or except to the extent that the presence of a larger number may be required by law or by the rules of any stock exchange upon which the Corporation's securities are listed. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person or represented by proxy shall constitute a quorum entitled to take action with respect to that vote on that matter.

If a quorum shall fail to attend any meeting, the chairman of the meeting may adjourn the meeting to another place, if any, date, or time.

Section 5. Organization.

Such person as the Board of Directors may have designated or, in the absence of such a person, the Chairman of the Board or, in his or her absence, the Chief Executive Officer of the Corporation or, in his or her absence, such person as may be chosen by the holders of a majority of the voting power of the shares entitled to vote who are present, in person or by proxy, shall call to order any meeting of the stockholders and act as chairman of the meeting. In the absence of the Secretary of the Corporation, the secretary of the meeting shall be such person as the chairman of the meeting appoints.

Section 6. Conduct of Business.

The chairman of any meeting of stockholders shall determine the order of business and the procedure at the meeting, including such regulation of the manner of voting and the conduct of discussion as seem to him or her in order. The chairman shall have the power to adjourn the meeting to another place, if any, date and time. The date and time of the opening and closing of the polls for each matter upon which the stockholders will vote at the meeting shall be announced at the meeting.

Section 7. Proxies and Voting.

At any meeting of the stockholders, every stockholder entitled to vote may vote in person or by proxy authorized by an instrument in writing or by a transmission permitted by law filed in accordance with the procedure established for the meeting. Any copy, facsimile telecommunication or other reliable reproduction of the writing or transmission created pursuant to this paragraph may be substituted or used in lieu of the original writing or transmission for any and all purposes for which the original writing or transmission could be used, provided that such copy, facsimile telecommunication or other reproduction shall be a complete reproduction of the entire original writing or transmission.

The Corporation may, and to the extent required by law, shall, in advance of any meeting of stockholders, appoint one or more inspectors to act at the meeting and make a written report thereof. The Corporation may designate one or more alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the person presiding at the meeting may, and to the extent required by law, shall, appoint one or more inspectors to act at the meeting. Each inspector, before entering upon the discharge of his or her duties, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of his or her ability. Every vote taken by ballots shall be counted by a duly appointed inspector or inspectors.

All elections of directors shall be determined by a plurality of the votes cast, and except as otherwise required by law or the rules of any stock exchange upon which the Corporation's securities are listed, all other matters shall be determined by a majority of the votes cast affirmatively or negatively.

Section 8. Stock List.

The officer who has charge of the stock ledger of the Corporation shall, at least 10 days before every meeting of stockholders, prepare and make a complete list of stockholders entitled to vote at any meeting of stockholders, provided, however, if the record date for determining the stockholders entitled to vote is less than 10 days before the meeting date, the list shall reflect the stockholders entitled to vote as of the 10th day before the meeting date, arranged in alphabetical order for each class of stock and showing the address of each such stockholder and the number of shares registered in his or her name. Such list shall be open to the examination of any stockholder for a period of at least 10 days prior to the meeting in the manner provided by law.

A stock list shall also be open to the examination of any stockholder during the whole time of the meeting as provided by law. This list shall presumptively determine (a) the identity of the stockholders entitled to examine such stock list and to vote at the meeting and (b) the number of shares held by each of them.

Section 9. Consent of Stockholders in Lieu of Meeting.

Any action required to be taken at any annual or special meeting of stockholders of the Corporation, or any action which may be taken at any annual or special meeting of the stockholders, may be taken without a meeting, without prior notice and without a vote, if a consent or consents in writing, setting forth the action so taken, shall be signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted and shall be delivered to the Corporation by delivery to its registered office in Delaware, its principal place of business, or an officer or agent of the Corporation having custody of the book in which proceedings of meetings of stockholders are recorded. Delivery made to the Corporation's registered office shall be made by hand or by certified or registered mail, return receipt requested.

Any copy, facsimile or other reliable reproduction of a consent in writing may be substituted or used in lieu of the original writing for any and all purposes for which the original writing could be used, provided that such copy, facsimile or other reproduction shall be a complete reproduction of the entire original writing.

ARTICLE II - BOARD OF DIRECTORS

Section 1. Number, Election and Term of Directors.

The number of directors who shall constitute the whole Board of Directors shall be such number as the Board of Directors shall from time to time have designated. Each director shall be elected for a term of one year and until his or her successor is elected and qualified, except as otherwise provided herein or required by law.

Section 2. Newly Created Directorships and Vacancies.

Newly created directorships resulting from any increase in the authorized number of directors or any vacancies in the Board of Directors resulting from death, resignation, retirement, disqualification, removal from office or other cause may be filled by a majority vote of the directors then in office, though less than a quorum.

Section 3. Regular Meetings.

Regular meetings of the Board of Directors shall be held at such place or places, on such date or dates, and at such time or times as shall have been established by the Board of Directors and publicized among all directors. A notice of each regular meeting shall not be required.

Section 4. Special Meetings.

Special meetings of the Board of Directors may be called by the Chairman of the Board, the Chief Executive Officer or by a majority of the directors then in office and shall be held at such place, on such date, and at such time as they or he or she shall fix. Notice of the place, date, and time of each such special meeting shall be given to each director by whom it is not waived by mailing written notice not less than five days before the meeting or by telephone or by telegraphing or telexing or by facsimile or electronic transmission of the same not less than 24 hours before the meeting. Unless otherwise indicated in the notice thereof, any and all business may be transacted at a special meeting.

Section 5. Quorum.

At any meeting of the Board of Directors, a majority of the total number of directors then in office shall constitute a quorum for all purposes. If a quorum shall fail to attend any meeting, a majority of those present may adjourn the meeting to another place, date, or time, without further notice or waiver thereof.

Section 6. Participation in Meetings By Conference Telephone.

Members of the Board of Directors, or of any committee thereof, may participate in a meeting of such Board of Directors or committee by means of conference, telephone, or other communications equipment by means of which all persons participating in the meeting can hear each other and such participation shall constitute presence in person at such meeting.

Section 7. Conduct of Business.

At any meeting of the Board of Directors, business shall be transacted in such order and manner as the Board of Directors may from time to time determine, and all matters shall be determined by the vote of a majority of the directors present, except as otherwise provided herein or required by law. Action may be taken by the Board of Directors without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of proceedings of the Board of Directors. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

Section 8. Compensation of Directors.

Unless otherwise restricted by the certificate of incorporation, the Board of Directors shall have the authority to fix the compensation of the directors. The directors may be paid their expenses, if any, of attendance at each meeting of the Board of Directors and may be paid a fixed sum for attendance at each meeting of the Board of Directors or paid a stated salary or paid other compensation as director. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Members of special or standing committees may be allowed compensation for attending committee meetings.

Section 8. Action Without Meeting.

Unless otherwise restricted by the Certificate of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof may be taken without a meeting if all directors or members of such committee, as the case may be, consent thereto in writing or by electronic transmission, and the writings or electronic transmissions are filed with the minutes of proceedings of the Board of Directors or committee in accordance with applicable law.

ARTICLE III - COMMITTEES

Section 1. Committees of the Board of Directors.

The Board of Directors may from time to time designate committees of the Board of Directors, with such lawfully delegable powers and duties as it thereby confers, to serve at the pleasure of the Board of Directors and shall, for those committees and any others provided for herein, elect a director or directors to serve as the member or members, designating, if it desires, other directors as alternate members who may replace any absent or disqualified member at any meeting of the committee. In the absence or disqualification of any member of any committee and any alternate member in his or her place, the member or members of the committee present at the meeting and not disqualified from voting, whether or not he or she or they constitute a quorum, may by unanimous vote appoint another member of the Board of Directors to act at the meeting in the place of the absent or disqualified member.

Section 2. Conduct of Business.

Each committee may determine the procedural rules for meeting and conducting its business and shall act in accordance therewith, except as otherwise provided herein or required by law. Adequate provision shall be made for notice to members of all meetings; one-third of the members shall constitute a quorum unless the committee shall consist of one or two members, in which event one member shall constitute a quorum; and all matters shall be determined by a majority vote of the members present. Action may be taken by any committee without a meeting if all members thereof consent thereto in writing or by electronic transmission, and the writing or writings or electronic transmission or transmissions are filed with the minutes of the proceedings of such committee. Such filing shall be in paper form if the minutes are maintained in paper form and shall be in electronic form if the minutes are maintained in electronic form.

ARTICLE IV - OFFICERS

Section 1. Generally.

The officers of the Corporation shall consist of a Chairman of the Board, a Chief Executive Officer, a Secretary, a Treasurer and such other officers as may from time to time be appointed by the Board of Directors. Officers shall be elected by the Board of Directors, which shall consider that subject at its first meeting after every annual meeting of stockholders. Each officer shall hold office until his or her successor is elected and qualified or until his or her earlier resignation or removal. Any number of offices may be held by the same person. The salaries of officers elected by the Board of Directors shall be fixed from time to time by the Board of Directors or by such officers as may be designated by resolution of the Board of Directors.

Section 2. Authority and Duties of Officers.

All officers of the Corporation shall respectively have such authority and perform such duties in the management of the business of the Corporation as may be provided herein or designated from time to time by the Board of Directors and, to the extent not so provided, as generally pertain to their respective offices, subject to the oversight of the Board.

Section 7. Delegation of Authority.

The Board of Directors may from time to time delegate the powers or duties of any officer to any other officers or agents, notwithstanding any provision hereof.

Section 8. Removal.

Any officer of the Corporation may be removed at any time, with or without cause, by the Board of Directors.

Section 9. Action with Respect to Securities of Other Corporations.

Unless otherwise directed by the Board of Directors, the Chief Executive Officer or any officer of the Corporation authorized by the Chief Executive Officer shall have power to vote and otherwise act on behalf of the Corporation, in person or by proxy, at any meeting of stockholders of or with respect to any action of stockholders of any other corporation in which this Corporation may hold securities and otherwise to exercise any and all rights and powers which this Corporation may possess by reason of its ownership of securities in such other corporation.

ARTICLE V - STOCK

Section 1. Certificates of Stock.

The shares of the Corporation shall be represented by certificates, provided that the Board by resolution may provide that some or all of the shares of any class or series of stock of the Corporation shall be uncertificated. Each holder of stock represented by certificates shall be entitled to a certificate signed by, or in the name of the Corporation by, the Chief Executive Officer or the Treasurer or a Vice-President and by the Secretary or an Assistant Secretary, or the Treasurer or an Assistant Treasurer, certifying the number of shares owned by such holder. Any or all of the signatures on the certificate may be by facsimile.

Section 2. Transfers of Stock.

Transfers of stock shall be made only upon the transfer books of the Corporation kept at an office of the Corporation or by transfer agents designated to transfer shares of the stock of the Corporation. Except where a certificate is issued in accordance with Section 4 of Article V of these Bylaws, an outstanding certificate for the number of shares involved, if one has been issued, shall be surrendered for cancellation before a new certificate, if any, is issued therefor.

Section 3. Record Date.

In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders or any adjournment thereof, the Board of Directors may, except as otherwise required by law, fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted by the Board of Directors, and which record date shall not be more than 60 nor less than 10 days before the date of such meeting. If the Board of Directors so fixes a date, such date shall also be the record date for determining the stockholders entitled to vote at such meeting unless the Board of Directors determines, at the time it fixes such record date, that a later date on or before the date of the meeting shall be the date for making such determination. If no record date is fixed by the Board of Directors, the record date for determining stockholders entitled to notice of and to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting; provided, however, that the Board of Directors may fix a new record date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the record date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 3 at the adjourned meeting.

In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board of Directors may fix a record date, which record date shall not precede the date upon which the resolution fixing the record date is adopted, and which record date shall be not more than 60 days prior to such action. If no record date is fixed, the record date for determining stockholders for any such purpose shall be at the close of business on the day on which the Board of Directors adopts the resolution relating thereto.

Section 4. Lost, Stolen or Destroyed Certificates.

In the event of the loss, theft or destruction of any certificate of stock, another may be issued in its place pursuant to such regulations as the Board of Directors may establish concerning proof of such loss, theft or destruction and concerning the giving of a satisfactory bond or bonds of indemnity.

Section 5. Regulations.

The issue, transfer, conversion and registration of certificates of stock shall be governed by such other regulations as the Board of Directors may establish.

ARTICLE VI - NOTICES

Section 1. Notices.

If mailed, notice to stockholders shall be deemed given when deposited in the mail, postage prepaid, directed to the stockholder at such stockholder's address as it appears on the records of the Corporation. Without limiting the manner by which notice otherwise may be given effectively to stockholders, any notice to stockholders may be given by electronic transmission in the manner provided in Section 232 of the Delaware General Corporation Law.

Section 2. Waivers.

A written waiver of any notice, signed by a stockholder or director, or waiver by electronic transmission by such person, whether given before or after the time of the event for which notice is to be given, shall be deemed equivalent to the notice required to be given to such person. Neither the business nor the purpose of any meeting need be specified in such a waiver. Attendance at any meeting shall constitute waiver of notice except attendance for the express purpose of objecting at the beginning of the meeting to the transaction of business because the meeting is not lawfully called or convened.

ARTICLE VII - MISCELLANEOUS

Section 1. Facsimile Signatures.

In addition to the provisions for use of facsimile signatures elsewhere specifically authorized in these Bylaws, facsimile signatures of any officer or officers of the Corporation may be used whenever and as authorized by the Board of Directors or a committee thereof.

Section 2. Corporate Seal.

The Board of Directors may provide a suitable seal, containing the name of the Corporation, which seal shall be in the charge of the Secretary. If and when so directed by the Board of Directors or a committee thereof, duplicates of the seal may be kept and used by the Treasurer or by an Assistant

Secretary or Assistant Treasurer.

Section 3.   Reliance upon Books, Reports and Records.

Each director, each member of any committee designated by the Board of Directors, and each officer of the Corporation shall, in the performance of his or her duties, be fully protected in relying in good faith upon the books of account or other records of the Corporation and upon such information, opinions, reports or statements presented to the Corporation by any of its officers or employees, or committees of the Board of Directors so designated, or by any other person as to matters which such director or committee member reasonably believes are within such other person's professional or expert competence and who has been selected with reasonable care by or on behalf of the Corporation.

Section 4.   Fiscal Year.

The fiscal year of the Corporation shall be as fixed by the Board of Directors.

Section 5.   Time Periods.

In applying any provision of these Bylaws which requires that an act be done or not be done a specified number of days prior to an event or that an act be done during a period of a specified number of days prior to an event, calendar days shall be used, the day of the doing of the act shall be excluded, and the day of the event shall be included.

ARTICLE VIII - INDEMNIFICATION OF DIRECTORS AND OFFICERS

Section 1.   Right to Indemnification.

Each person who was or is made a party or is threatened to be made a party to or is otherwise involved in any action, suit or proceeding, whether civil, criminal, administrative or investigative (hereinafter a "proceeding"), by reason of the fact that he or she is or was a director or an officer of the Corporation or is or was serving at the request of the Corporation as a director, officer or trustee of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to an employee benefit plan (hereinafter an "indemnitee"), whether the basis of such proceeding is alleged action in an official capacity as a director, officer or trustee or in any other capacity while serving as a director, officer or trustee, shall be indemnified and held harmless by the Corporation to the fullest extent permitted by Delaware law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than such law permitted the Corporation to provide prior to such amendment), against all expense, liability and loss (including attorneys' fees, judgments, fines, ERISA excise taxes or penalties and amounts paid in settlement) reasonably incurred or suffered by such indemnitee in connection therewith; provided, however, that, except as provided in Section 3 of this Article VIII with respect to proceedings to enforce rights to indemnification, the Corporation shall indemnify any such indemnitee in connection with a proceeding (or part thereof) initiated by such indemnitee only if such proceeding (or part thereof) was authorized by the Board of Directors of the Corporation.

Section 2.   Right to Advancement of Expenses.

In addition to the right to indemnification conferred in Section 1 of this Article VIII, an indemnitee shall also have the right to be paid by the Corporation the expenses (including attorney's fees) incurred in defending any such proceeding in advance of its final disposition (hereinafter an "advancement of expenses"); provided, however, that, if the Delaware General Corporation Law requires, an advancement of expenses incurred by an indemnitee in his or her capacity as a director or officer (and not in any other capacity in which service was or is rendered by such indemnitee, including, without limitation, service to an employee benefit plan) shall be made only upon delivery to the Corporation of an undertaking (hereinafter an "undertaking"), by or on behalf of such indemnitee, to repay all amounts so advanced if it shall ultimately be determined by final judicial decision from which there is no further right to appeal (hereinafter a "final adjudication") that such indemnitee is not entitled to be indemnified for such expenses under this Section 2 or otherwise.

Section 3.   Right of Indemnitee to Bring Suit.

If a claim under Section 1 or 2 of this Article VIII is not paid in full by the Corporation within 60 days after a written claim has been received by the Corporation, except in the case of a claim for an advancement of expenses, in which case the applicable period shall be 20 days, the indemnitee may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim. To the fullest extent permitted by law, if successful in whole or in part in any such suit, or in a suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the indemnitee shall be entitled to be paid also the expense of prosecuting or defending such suit. In (i) any suit brought by the indemnitee to enforce a right to indemnification hereunder (but not in a suit brought by the indemnitee to enforce a right to an advancement of expenses) it shall be a defense that, and (ii) in any suit brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the Corporation shall be entitled to recover such expenses upon a final adjudication that, the indemnitee has not met any applicable standard for indemnification set forth in the Delaware General Corporation Law. Neither the failure of the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such suit that indemnification of the indemnitee is proper in the circumstances because the indemnitee has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its directors who are not parties to such action, a committee of such directors, independent legal counsel, or its stockholders) that the indemnitee has not met such applicable standard of conduct, shall create a presumption that the indemnitee has not met the applicable standard of conduct or, in the case of such a suit brought by the indemnitee, be a defense to such suit. In any suit brought by the indemnitee to enforce a right to indemnification or to an advancement of expenses hereunder, or brought by the Corporation to recover an advancement of expenses pursuant to the terms of an undertaking, the burden of proving that the indemnitee is not entitled to be indemnified, or to such advancement of expenses, under this Article VIII or otherwise shall be on the Corporation.

Section 4.   Non-Exclusivity of Rights.

The rights to indemnification and to the advancement of expenses conferred in this Article VIII shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, the Corporation's Certificate of Incorporation, Bylaws, agreement, vote of stockholders or directors or otherwise.

Section 5. Insurance.

The Corporation may maintain insurance, at its expense, to protect itself and any director, officer, employee or agent of the Corporation or another corporation, partnership, joint venture, trust or other enterprise against any expense, liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Section 6. Indemnification of Employees and Agents of the Corporation.

The Corporation may, to the extent authorized from time to time by the Board of Directors, grant rights to indemnification and to the advancement of expenses to any employee or agent of the Corporation to the fullest extent of the provisions of this Article with respect to the indemnification and advancement of expenses of directors and officers of the Corporation.

Section 7. Nature of Rights.

The rights conferred upon indemnitees in this Article VIII shall be contract rights and such rights shall continue as to an indemnitee who has ceased to be a director, officer or trustee and shall inure to the benefit of the indemnitee's heirs, executors and administrators. Any amendment, alteration or repeal of this Article VIII that adversely affects any right of an indemnitee or its successors shall be prospective only and shall not limit, eliminate, or impair any such right with respect to any proceeding involving any occurrence or alleged occurrence of any action or omission to act that took place prior to such amendment or repeal.

ARTICLE IX - AMENDMENTS

In furtherance and not in limitation of the powers conferred by law, the Board of Directors is expressly authorized to adopt, amend and repeal these Bylaws subject to the power of the holders of capital stock of the Corporation to adopt, amend or repeal the Bylaws.

Exhibit E. Testing the Waters Materials

DON'T MISS YOUR CHANCE —
BE ONE OF OUR FIRST PROPERTY INVESTORS!

RESERVE YOUR SPOT TODAY.


9:41
71
The Jasmine
5 4.5 2271 Sq. Ft
Description
This updated 5 bed, 4.5 bath modern townhome is the perfect parkside getaway, less than ten miles away from Walt Disney World and Universal Studios. Complete with a 2nd floor game room and heated private pool, there's a spot for everyone to live their best vacation life.
Property Location

Step into your own personal paradise with this stylish and modern 5-bedroom, 4.5-bathroom townhome, just a short drive to the magic of Walt Disney World and Universal Studios! With a spacious second-floor game room and a dazzling heated private pool, this parkside oasis is the ultimate destination for an unforgettable vacation. Located in a sold-out gated community with access to amenities one would expect from a top-resort such as hotel-quality workout facilities, courts, mini-golf, multiple pools, and restaurants.

- 👙 Screened in private pool
- 🌴 Outdoor living space
- 💫 Unique themed rooms
- 💼 Remote-work ready
- 🏰 World class gated-community

RESERVE YOUR SPOT



DIVERSIFY YOUR PORTFOLIO WITH VACATION RENTALS

Become a reAlpha member for exclusive access to a premium portfolio of Airbnbs. We manage everything from house buying to housekeeping so you can sit back and enjoy hassle-free investment properties.

JOIN THE WAITLIST FOR OUR FIRST PROPERTY



DREAM OF OWNING YOUR OWN VACATION HOME?

Now you can, reserve your spot as an investor in Jasmine today!

GET STARTED

BECOME A VACATION CAPITALIST.
GET STARTED TODAY.

SIGN UP





 reAlpha

The wait is almost over!

Join the waitlist and get notified when the first property deal goes live on our platform! We strongly encourage opting into both text and email so you are the first to know about new property offerings.

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ⓘ No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

By opting in to receive text messages and emails from us, you agree to receive marketing messages at the phone number or email you provided. Message and data rates may apply. For help or more information, please contact us at hello@realpha.com. We will never share or sell your phone number.

TESTING THE WATERS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THOUGH THE PLATFORM OF AN INTERMEDIARY (FUNDING PORTAL OR BROKER-DEALER); AND A PERSON'S INDICATION OF INTEREST INCLUDES NO OBLIGATION OR COMMITMENT OF ANY KIND.

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED IN THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS"AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES AND PROJECTIONS OF REALPHA ASSET MANAGEMENT, INC. (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF THIS PRESENTATION. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF PROPERTIES, REVENUES, ASSETS UNDER MANAGEMENT, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED IN THIS PRESENTATION, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION A OFFERING AND THROUGH OUR PLANNED SUBSEQUENT OFFERING TO SYNDICATE MEMBERS, OUR ABILITY TO OBTAIN THE FINANCING REQUIRED FOR THE DEBT PORTION OF THE PURCHASE PRICE OF PROPERTIES OUR ABILITY TO OBTAIN THE DEBT FINANCING REQUIRED TO PURCHASE PROPERTIES, OUR ABILITY TO ACQUIRE THE NUMBER OF RESIDENTIAL PROPERTIES WITHIN OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC OR FUTURE LAWSUITS. MORE INFORMATION ON THE FACTORS, RISKS AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM 1-A. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS PRESENTATION ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.

DIVERSIFY YOUR PORTFOLIO WITH VACATION RENTALS

Become a reAlpha member for exclusive access to a premium portfolio of Airbnbs. We manage everything from house buying to housekeeping so you can sit back and enjoy hassle-free investment properties.

JOIN THE WAITLIST FOR OUR FIRST PROPERTY

THE BUSINESS JOURNALS   ◉ MORNING BREW   **Bloomberg**   BUSINESS INSIDER

DON'T MISS YOUR CHANCE —
BE ONE OF OUR FIRST PROPERTY INVESTORS!



RESERVE YOUR SPOT TODAY.


9:41
The Jasmine
71
5
4.5
2271 Sq. Ft
Description
This updated 5 bed, 4.5 bath modern townhome is the perfect parkside getaway, less than ten miles away from Walt Disney World and Universal Studios. Complete with a 2nd floor game room and heated private pool, there's a spot for everyone to live their best vacation life.
Property Location

Step into your own personal paradise with this stylish and modern 5-bedroom, 4.5-bathroom townhome, just a short drive to the magic of Walt Disney World and Universal Studios! With a spacious second-floor game room and a dazzling heated private pool, this parkside oasis is the ultimate destination for an unforgettable vacation. Located in a sold-out gated community with access to amenities one would expect from a top-resort such as hotel-quality workout facilities, courts, mini-golf, multiple pools, and restaurants.

- 👙 Screened in private pool
- 🌴 Outdoor living space
- 💫 Unique themed rooms
- 💼 Remote-work ready
- 🏰 World class gated-community

RESERVE YOUR SPOT

HOW WE WORK:



We identify top properties

With our tech, breaking down barriers to entry has never been easier! 💪 Our AI-platform, the reAlphaBRAIN does the heavy lifting, analyzing thousands of properties in minutes to predict their short-term rental viability. Our real estate team then selects the winners.



We onboard the vacation rental

Our team renovates each property as needed to get it vacay ready. We'll optimize it through design and added amenities to maximize potential income.



This is where you come in fractional ownership.

With reAlpha's fractional ownership model, you can own a piece of your dream property in just minutes at fraction of the cost. Simply buy equity in the property, just like you would with shares of companies on your favorite investment app. It's a 🍰 of ☕.



We take care of *everything*

Now you sit back & relax. 🏖️ We'll handle everything from start to finish to optimize the guest experience and your potential income. In short, you never have to touch a paintbrush, clean a toilet, or deal with an irate guest at 3 am.



You earn

Invest in reAlpha, and watch your money work for you. 💰 Reap the benefits of passive rental revenue every quarter while your property appreciates over time.



You deserve a vacation

Invest in real, experience real. 🏖️ That's our motto, and we mean it. We're building an exclusive booking platform, complete with perks for our community. So, go take your boyfriend, wife, or dog on vacation. They deserve it too.[1]

AI GIVES US OUR EDGE

What makes a good Airbnb? We utilize proprietary artificial intelligence, the **reAlphaBRAIN**[2], to give us the answer based on 28+ data points. The output is a reAlphaSCORE. To-date, this technology has analyzed almost **500,000** properties. Now, we're ready to use it to acquire at scale.



EST. OCCUPANCY: +74%
EST. NIGHTLY RATE: $201

 # OF ATTRACTIONS
WITHIN 5 MILES: 14



91

See Disclaimer3

DREAM OF OWNING YOUR
OWN VACATION HOME?

Now you can, reserve your spot as an investor in Jasmine today!

GET STARTED

IS REALPHA LEGIT?
CHECK OUR MOST RECENT TRACTION:



DIVERSIFIED OUR EXISTING SINGLE FAMILY HOME PORTFOLIO INTO EXPERIENTIAL PROPERTIES, INCLUDING A PARTNERSHIP WITH RARE TREEHOUSE RESORTS



SECURED $200,000,000 FINANCING FACILITY, ONE OF THE LARGEST IN INDUSTRY HISTORY



HIRED INDUSTRY LEADER AND MULTI-BILLION-DOLLAR PORTFOLIO MANAGER, JORGE ALDECOA, AS REALPHA'S PRESIDENT



SECURED A 40.8 MILLION DOLLAR EQUITY JOINT VENTURE WITH SINGAPORE-BASED ASSET MANAGEMENT FIRM, SAIML



SECURES 100 MILLION EQUITY FINANCING FOR POST-IPO FUNDING FROM GEM GLOBAL 4



BUILT A COMMUNITY OF OVER 50,000 PEOPLE FROM 84 COUNTRIES AROUND THE WORLD



ONLY REALPHA IS TURNING AIRBNBS INTO AN ASSET CLASS

Short-term rentals are more lucrative than traditional rentals (+70%*) and Airbnb needs millions more homes to keep up with demand. We're the only platform giving people an easy way to access this fast-growing market.

reAlpha is revolutionizing the way people invest in short-term rentals. Our platform offers a unique opportunity for anyone looking to diversify their portfolio and benefit from the exponential growth of the Airbnb market. Backed by our AI-driven technology and expert team, investing in short-term rentals has never been simpler.

Join the future of real estate investment and become a part of the only platform turning Airbnb's into an asset class.

VACATION RENTALS ARE DEFYING INFLATION.

Unless you've spent 2022 in an off-the-grid Airbnb cabin, the uncertainty of the economy and housing market is likely on your mind. At reAlpha, we're not sweating the volatility. **Here's why:**



"Whether we're talking about socks or stocks, I like buying quality merchandise when it is marked down."

Warren Buffet

Like Warren Buffett, reAlpha is buying the dip, the housing dip – meaning there is a lot more potential for upside when it comes to home appreciation over time.

Experts have shown that vacation rental properties are defying the effects of inflation[6] with demand continuing to outpace supply.

Volatile markets like today's make the stability and passive income potential of short-term real estate even more attractive.

THIS INDUSTRY IS HOT 🔥

+70%
Short term rentals have the potential to generate 70% or higher revenue than long-term rentals.[8]

4M
4M hosts now on the Airbnb platform and millions more will be needed to meet demand.[9]

$34B
Airbnb hosts earned a record of $34Billion in 2021.[10]

+76.6%
In 2021, Airbnb listing revenue was up 76.6% from 2020.[11]

BECOME A VACATION CAPITALIST. GET STARTED TODAY.

SIGN UP



DON'T JUST TAKE OUR WORD FOR IT. HERE'S THE PRESS.



Morning Brew
AIRBNB AS AN ASSET CLASS: FLINGING OPEN THE DOOR TO SHORT-TERM RENTAL OWNERSHIP.

Entrepreneur
WITH REALPHA'S APPROACH TO REAL ESTATE, ANYONE CAN OWN VACATION RENTAL PROPERTIES

Bloomberg

REALPHA IS SEEKING TO SPEND AS MUCH AS $1.5 BILLION, INCLUDING DEBT, TO BUY SHORT-TERM RENTALS AT AN UNPRECEDENTED SCALE

BUSINESS INSIDER

AIRBNB AS AN ASSET CLASS: FLINGING OPEN THE DOOR TO SHORT-TERM RENTAL OWNERSHIP.

WHAT OUR SHAREHOLDER COMMUNITY IS SAYING



Peter
NJ, USA

I believe in the concept of making money with VRBO or Airbnb. I have a rental home on a canal (intercostal) in Pt Pleasant, NJ, and plan to do a monthly rental.



Beatriz
Texas USA

I've been investing in real estate crowdfunding for years and reAlpha provides additional diversification with an extra on market innovation. Short-term rentals are going nowhere but up and I firmly believe in the democratization of real estate investments as well as the professionalization of Airbnb rentals.



Eric
Texas, USA

I listened to a podcast with ReAlpha's CEO and I was very impressed with the prospects of the business. I am an early investor in StartEngine so I am familiar with making Reg A investments. reAlpha provides an opportunity to diversify into an alternative asset class, along with the potential for inflation protection.



Vantha
Washington, USA

Investment for retirement!



Darwin
Indiana, USA

Real estate has always been the best choice for investment. But now, reAlpha is providing the future of real state investment with short-term rentals, so I am just investing in my future



Ramiro
Texas USA

I enjoy investing early with new start-ups. I want to get more active in my Real Estate investing.



Jeff
Oregon, USA

I do not want to manage Real Estate, reAlpha is a great way to invest in Real Estate without having to manage it.



Toby
Maine, USA

Short term rentals are a good investment I think. And I like the business goals that reAlpha is striving for – it's very innovative and they invest back into the business. I am looking forward to seeing the future of reAlpha.

These are real shareholder testimonials from reAlpha Tech Corp's Reg A+, these individuals were not compensated for their participation and gave reAlpha permission to publish.

BUSINESS UPDATES

reAlpha Asset Management Inc. and SAIML Pte. Limited Agree to Form $200 Million Joint Venture to Acquire Short-term Rental Properties

December 2022



reAlpha Secures $200 Million Financing Facility from Churchill Real Estate

November 2022



reAlpha Partners with RARE Treehouse Resorts to Bring First-of-Its-Kind Treehouse Resort Experience to the United States

October 2022



reAlpha Launches Florida-based Brokerage to Accelerate Transaction Activity

October 2022



We're Expanding…Again!



reAlpha appoints Jorge Aldecoa as president of reAlpha Homes

September 2022



ICR and reAlpha Partnership



Entoro and reAlpha Partnership

June 2022

reAlpha builds florida portfolio

March 2022

reAlpha Continues to Grow Rapidly, Expanding Its First Office in Bengaluru, India

February 2022

Invested in branding and design company based in Brazil

September 2021

Invested in AI development company based in Nepal

August 2021

Crawford Hoying invests $6M Seed in reAlpha to Accelerate Growth in the $1.2 Trillion Short-Term Rental Market

August 2021

reAlpha partners with Title First Agency

December 2021



reAlpha

Patents Pending

© reAlpha, Inc.

GET IN TOUCH

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6515 Longshore Loop — Dublin, OH 43017

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SOURCES

The reAlpha guest/member booking portal is not yet complete but is a planned development in our product roadmap once we have sufficient supply of properties.

The reAlphaBRAIN is licensed to reAlpha Asset Management Inc. HUMINT and the reAlpha syndication platform/app are owned by reAlpha Asset Management Inc.

This is a computer-generated image of a house, not a real house owned by reAlpha.

Source: ReAlpha Asset Management, Inc. (the "Company") executed a Share Purchase Agreement, dated as of December 2, 2022, with GEM Yield LLC SCS and GEM Yield Bahamas Limited (together with GEM Yield LLC SCS, "GEM"). Upon the Company's common stock being publicly listed on a U.S. securities exchange, such as the NYSE or NASDAQ, the Company will have the right to periodically issue and sell to GEM, and GEM has agreed to purchase up to $100,000,000 aggregate value of shares of the Company's Common Stock during the 36-month period following the date of listing. Read the full 1-U filing here: https://www.sec.gov/Archives/edgar/data/1859199/000121390022077595/ea169652-1u_realphaasset.htm

The +70% was calculated using Zillow's listed monthly rents for specific properties in various popular cities (available at zillow.com on 7/19/2022) as compared to the specific properties respective annual rental revenue divided by 12 (to be on a per month basis) from AirDNA's Rentalizer tool. Information utilized for calculations from AirDNA (available at https:/www.airdna.co/ available 7/19/2022)

https://www.spglobal.com/marketintelligence/en/news-insights/latest-news-headlines/us-short-term-rentals-lead-accommodation-recovery-71965932

The +70% was calculated using Zillow's listed monthly rents for specific properties in various popular cities (available at zillow.com on 7/19/2022) as compared to the specific properties respective annual rental revenue divided by 12 (to be on a per month basis) from AirDNA's Rentalizer tool. Information utilized for calculations from AirDNA (available at https:/www.airdna.co/ available 7/19/2022)

4M hosts now on the Airbnb platform and millions of new will need to meet the demand: https://ipropertymanagement.com/research/airbnb-statistics

https://news.airbnb.com/airbnb-fourth-quarter-and-full-year-2021-financial-results/

Airbnb listing revenue up 76.6%: https://www.alltherooms.com/analytics/airbnb-statistics/

TESTING THE WATERS

NO MONEY OR OTHER CONSIDERATION IS BEING SOLICITED, AND IF SENT IN RESPONSE, WILL NOT BE ACCEPTED; NO OFFER TO BUY THE SECURITIES CAN BE ACCEPTED AND NO PART OF THE PURCHASE PRICE CAN BE RECEIVED UNTIL THE OFFERING STATEMENT IS FILED AND ONLY THOUGH THE PLATFORM OF AN INTERMEDIARY (FUNDING PORTAL OR BROKER-DEALER); AND A PERSON'S INDICATION OF INTEREST INCLUDES NO OBLIGATION OR COMMITMENT OF ANY KIND.

FORWARD-LOOKING STATEMENTS

FORWARD-LOOKING STATEMENTS

ALL STATEMENTS, OTHER THAN STATEMENTS OF HISTORICAL FACT, CONTAINED IN THIS WEBSITE CONSTITUTE "FORWARD-LOOKING STATEMENTS"AND ARE BASED ON THE REASONABLE EXPECTATIONS, ESTIMATES AND PROJECTIONS OF REALPHA ASSET MANAGEMENT, INC. (THE "COMPANY") AND THE COMPANY'S MANAGEMENT AS OF THE DATE OF THIS PRESENTATION. THE WORDS "PLANS," "EXPECTS," OR "DOES NOT EXPECT," "IS EXPECTED," "BUDGET," "SCHEDULED," "ESTIMATES," "FORECASTS," "INTENDS," "ANTICIPATES," OR "DOES NOT ANTICIPATE," OR "BELIEVES," OR VARIATIONS OF SUCH WORDS AND PHRASES OR STATEMENTS THAT CERTAIN ACTIONS, EVENTS OR RESULTS "MAY," "COULD," "WOULD," "MIGHT," "WILL" OR "WILL BE TAKEN," "OCCUR" OR "BE ACHIEVED" AND SIMILAR EXPRESSIONS IDENTIFY FORWARD-LOOKING STATEMENTS. FORWARD-LOOKING STATEMENTS INCLUDE, WITHOUT LIMITATION, STATEMENTS REGARDING OUR PROJECTED NUMBER OF PROPERTIES, REVENUES, ASSETS UNDER MANAGEMENT, VALUATION, INVESTMENT RETURNS, EXPECTED CUSTOMER DEMAND, AND THE COMPANY'S BUSINESS STRATEGY. FORWARD-LOOKING STATEMENTS ARE NECESSARILY BASED UPON A NUMBER OF ESTIMATES AND ASSUMPTIONS THAT, WHILE CONSIDERED REASONABLE BY THE COMPANY'S MANAGEMENT AS OF THE DATE OF SUCH STATEMENTS, ARE INHERENTLY SUBJECT TO SIGNIFICANT BUSINESS, ECONOMIC AND COMPETITIVE UNCERTAINTIES AND CONTINGENCIES. THE ESTIMATES AND ASSUMPTIONS CONTAINED IN THIS PRESENTATION, WHICH MAY PROVE TO BE INCORRECT, INCLUDE, BUT ARE NOT LIMITED TO, THE VARIOUS ASSUMPTIONS OF THE COMPANY SET FORTH HEREIN. KNOWN AND UNKNOWN FACTORS COULD CAUSE THE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE PROJECTED IN THE FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, BUT ARE NOT LIMITED TO, OUR SUCCESS IN RAISING CAPITAL THROUGH OUR REGULATION A OFFERING AND THROUGH OUR PLANNED SUBSEQUENT OFFERING TO SYNDICATE MEMBERS, OUR ABILITY TO OBTAIN THE FINANCING REQUIRED FOR THE DEBT PORTION OF THE PURCHASE PRICE OF PROPERTIES OUR ABILITY TO OBTAIN THE DEBT FINANCING REQUIRED TO PURCHASE PROPERTIES, OUR ABILITY TO ACQUIRE THE NUMBER OF RESIDENTIAL PROPERTIES WITHIN OUR PROJECTED TIME FRAMES, CHANGES IN DEMAND, INDUSTRY COMPETITION, LEGISLATIVE, FISCAL AND REGULATORY DEVELOPMENTS, ECONOMIC AND FINANCIAL MARKET CONDITIONS INCLUDING BUT NOT LIMITED TO THE CURRENT COVID-19 GLOBAL PANDEMIC OR FUTURE LAWSUITS. MORE INFORMATION ON THE FACTORS, RISKS AND UNCERTAINTIES THAT COULD CAUSE OR CONTRIBUTE TO SUCH DIFFERENCES IS INCLUDED IN OUR FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION, INCLUDING IN THE "RISK FACTORS" SECTIONS OF OUR OFFERING STATEMENT ON FORM 1-A. MANY OF THESE UNCERTAINTIES AND CONTINGENCIES CAN AFFECT THE COMPANY'S ACTUAL RESULTS AND COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED OR IMPLIED IN ANY FORWARD-LOOKING STATEMENTS MADE BY, OR ON BEHALF OF, THE COMPANY. THERE CAN BE NO ASSURANCE THAT FORWARD-LOOKING STATEMENTS WILL PROVE TO BE ACCURATE, AS ACTUAL RESULTS AND FUTURE EVENTS COULD DIFFER MATERIALLY FROM THOSE ANTICIPATED IN SUCH STATEMENTS. ALL OF THE FORWARD-LOOKING STATEMENTS MADE IN THIS PRESENTATION ARE QUALIFIED BY THESE CAUTIONARY STATEMENTS. THESE FACTORS ARE NOT INTENDED TO REPRESENT A COMPLETE LIST OF THE FACTORS THAT COULD AFFECT THE COMPANY. THE COMPANY DISCLAIMS ANY INTENTION OR OBLIGATION TO UPDATE OR REVISE ANY FORWARD-LOOKING STATEMENTS, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE LAW OR REGULATION. THE READER IS CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS.



Get ready to invest in Orlando, Florida! Here's the Vacation Capitalist brief 😎

Are you ready to join us in the most magical place on earth? We're thrilled to announce that we'll soon be opening up an investment opportunity in the vibrant area of greater Orlando. As a savvy Vacation Capitalist, you know that every investment starts with market research, so let us brief you on everything Orlando has to offer.

The Elevator Pitch

Orlando is a prime destination for short-term rental investment opportunities, thanks to its warm weather, world-renowned attractions, and booming real estate market. Here are just a few highlights of what makes Orlando an attractive market:

📈 **Orlando is the most visited destination in the USA:** It's tourism industry is #1, producing $26 billion a year, exceeding Las Vegas with $19 million. Additionally, the Orlando tourism market has already well surpassed pre-pandemic profits*.

📶 **Theme park capital:** Home to world-renowned theme parks like Disney World, Universal Studios, and even Gatorland, Orlando is a vacationer's paradise. And let's face it, visiting Orlando's theme parks is a rite of passage for families everywhere. Plus, with new attractions like Epic Universe on the horizon, tourism in Orlando is set to reach new, dizzying heights.

💼 **Business hub:** Orlando boasts the second-largest convention center in the US, making it a hot spot for business travelers and convention-goers all year long.

Want to add an Airbnb in this booming market to your portfolio? [Get on our list.](#)

Market Stats

Based on the below AirDNA 2019-2022 average daily rate and occupancy for 5 bedroom, 4+ bathroom entire home listings in 33897 and the location of the Jasmine, we believe that the Jasmine will be able to achieve an annual revenue of $61,167**.





COMING SOON! Get on the waitlist 👇🏻 👇🏻 👇🏻

Because you're in our community, you're the first to hear about our coming property offering. Reserve your spot in the coming deal today.



Sources

*Orlando Tourism Stats: Orlando is the most visited destination in the USA,

It's tourism industry is also #1, producing $26 billion a year, exceeding Las Vegas with $19 million.

The Orlando tourism market has already well surpassed pre-pandemic profits

**The third-party data on the Orlando short-term rental market has been provided by AirDNA.

***Appreciation numbers Taken from Zillow— Data from October 2014 through December 2022. See Zillow)

No money solicitation

No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

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reAlpha 6515 Longshore Loop Suite 100 Dublin, Ohio 43017



You've made the list 🎉

You've taken your first step toward becoming a Vacation Capitalist! Your spot has officially been reserved on our waitlist to become one of reAlpha's first syndicate members!

Stay on the lookout for emails from us on when the property offering will be going live — things may happen quickly! 🏃

We know the anticipation is killing you, so here are a few things you can do to pass the time:

1. Make vanilla pudding. Put in mayo jar. Eat in public. It'll be jarring.

2. Buy a parrot. Teach the parrot to say, "Help! I've been turned into a parrot!"

3. Ask people WHY they would like fries with that.

If you're feeling really antsy, you can try running around your house with your arms flailing while yelling, "I'm ready for vacation capitalism!" But honestly, following us on social media is probably the easier option. 😉



Twitter   Facebook   Instagram   YouTube   LinkedIn

Best regards,

The reAlpha team

No money solicitation

No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

Gif Source: reAlpha giphy via original giphy

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reAlpha 6515 Longshore Loop Suite 100 Dublin, Ohio 43017



Final call for the waitlist! **Here's the Vacation Capitalist brief for Orlando** 😎

Are you ready to join us in the most magical place on earth? We're thrilled to announce that we'll soon be opening up an investment opportunity in the vibrant area of greater Orlando. Reserve your spot while you can.

As a savvy Vacation Capitalist, you know that every investment starts with market research, so let us brief you on everything Orlando has to offer.

The Elevator Pitch

Orlando is a prime destination for short-term rental investment opportunities, thanks to its warm weather, world-renowned attractions, and booming real estate market. Here are just a few highlights of what makes Orlando an attractive market:

 **Orlando is the most visited destination in the USA:** It's tourism industry is #1, producing $31 billion a year, exceeding Las Vegas by $8 billion. Additionally, the Orlando tourism market has already well surpassed pre-pandemic profits by $2.7 billion*.

📈 **Theme park capital:** Home to world-renowned theme parks like Disney World, Universal Studios, and even Gatorland, Orlando is a vacationer's paradise. And let's face it, visiting Orlando's theme parks is a rite of passage for families everywhere. Plus, with new attractions like Epic Universe on the horizon, tourism in Orlando is set to reach new, dizzying heights.

💼 **Business hub:** Orlando boasts the second-largest convention center in the US, making it a hot spot for business travelers and convention-goers all year long.

Want to add an Airbnb in this booming market to your portfolio? Get on our list.

Market Stats

Based on the below AirDNA 2019-2022 average daily rate and occupancy for 5 bedroom, 4+ bathroom entire home listings in 33897 and the location of the Jasmine, we believe that the Jasmine will be able to achieve an annual revenue of $61,167**.





COMING SOON! Get on the waitlist 👇🏼 👇🏼 👇🏼

Because you're in our community, you're the first to hear about our coming property offering. Reserve your spot in the coming deal while the waitlist is still open.



Sources

*Orlando Tourism Stats: Orlando is the most visited destination in the USA,

It's tourism industry is also #1, producing $31 billion a year, exceeding Las Vegas by $8 billion.

The Orlando tourism market has already well surpassed pre-pandemic profits

**The third-party data on the Orlando short-term rental market has been provided by AirDNA.

***Appreciation numbers Taken from Zillow— Data from October 2014 through December 2022. See Zillow)

No money solicitation

No money or other consideration is being solicited, and if sent in response, will not be accepted; No offer to buy the securities can be accepted and no part of the purchase price can be received until the offering statement is filed and only though the platform of an intermediary (funding portal or broker-dealer); and A person's indication of interest includes no obligation or commitment of any kind.

No longer want to receive these emails? Unsubscribe.
reAlpha 6515 Longshore Loop Suite 100 Dublin, Ohio 43017

Exhibit F. Certain Litigation

Ohio Subpoena

On May 2, 2022, reAlpha received a subpoena and request for deposition from the Ohio Division of Securities, relating to its communication with investors in the state of Ohio. The Ohio Division of Securities has also requested an in person appearance on behalf of the company. The stated basis for the use of enforcement powers by the Division for the subpoena and an in person appearance is Ohio Revised Code 1707.23. The Ohio Division of Securities has not asserted any written allegations. reAlpha is fully cooperating with the Ohio Division of Securities.

Massachusetts Consent Order

reAlpha entered into the Consent Order with the Securities Division of the Office of the Secretary of the Commonwealth of Massachusetts (the "MSD") following an investigation by the MSD into whether reAlpha had engaged in acts or practices that violated the Massachusetts Uniform Securities Act (the "Massachusetts Act") and the regulations promulgated thereunder (the "Massachusetts Regulations"). For purposes of settlement, reAlpha did not admit or deny the findings of fact or law or allegations contained in the Consent Order. The Consent Order provides that it is not intended to form the basis of any disqualification under Section 3(a)(39) of the Securities Exchange Act of 1934, or Rules 504(b)(3) and 506(d)(i) of Regulation D, Rule 262(a) of Regulation A and Rule 503(a) of Regulation CF under the Securities Act of 1933. Likewise, the Consent Order provides that it is not intended to form a basis of a disqualification under Section 204(a)(2) of the Uniform Securities Act of 1956 or Section 412(d) of the Uniform Securities Act of 2002. MSD alleged in the Consent Order that reAlpha *initially* failed to disclose an ongoing "criminal" proceeding in India against its CEO that involves allegations of fraud and forgery. MSD further alleged that reAlpha posted sample stock images of properties on its website, along with corresponding property "scores," purchase dates, and addresses, despite not actually owning these properties. MSD also alleged that reAlpha failed to disclose a potential conflict of interest in connection with its real estate acquisitions. MSD further alleged that reAlpha failed to notice file with the MSD and to submit a consent to service of process before marketing and selling shares to investors in the Commonwealth of Massachusetts. The MSD further agreed that "[e]xcept in any action by the Division to enforce the obligations of [the Consent Order], any acts performed or documents executed in settlement of this matter: (A) may not be deemed or used as an admission of, or evidence of, the validity of any alleged wrongdoing, liability, or lack of any wrongdoing or liability; and (B) may not be deemed or used as an admission of, or evidence of, any such alleged fault or omission of [ReAlpha] in any civil, criminal, arbitral, or administrative proceeding in any court, administrative agency, or tribunal."

Under the terms of the Consent Order, reAlpha is censured, barred from offering or selling securities in Massachusetts, and ordered to cease and desist from committing future violations of the Massachusetts Act and the Massachusetts Regulations. Pursuant to the Consent Order, reAlpha paid a $375,000 administrative fine on April 21, 2022 and offered to rescind the purchases of each of the 14 Massachusetts investors who purchased the Company's common stock in its Regulation A offering. Those Massachusetts investors paid an aggregate amount of $19,500 to purchase their shares. Seven of the fourteen Massachusetts investors elected to accept the offer of rescission and reAlpha has fully refunded a total of $11,500 to such investors. reAlpha has fully complied with the terms of the Consent Order.

reAlpha engaged prior counsel to make all necessary securities filings and relied on those counsel to do so; however, prior counsel did not make any blue sky filings before MSD contacted reAlpha. It was the reAlpha's understanding that settling with MSD on the basis set forth in the Consent Order would finally and fully eliminate any further regulatory issues with MSD and avoid a lengthy and costly battle to establish the facts.

India Proceeding Involving Giri Devanur

Mr. Devanur, the CEO of reAlpha, was previously the CEO of a company named Gandhi City Research Park, Pvt. Ltd ("Gandhi City Research Park"), which was financially impacted and liquidated as a result of the Lehman Brothers collapse. In 2010, an investor in Gandhi City Research Park filed a complaint against Mr. Devanur and six others with the Cubbon Park Police in Bengaluru, India claiming he was defrauded by them in connection with his investment. The investor's claims were investigated and the Cubbon Park Police concluded in 2014 that no case had been made out by the investor. In 2015, the investor protested this conclusion, resulting in a summons for a criminal proceeding being issued to Mr. Devanur and six others in 2018. At this juncture, no government prosecutor has brought charges or made allegations against Mr. Devanur, and no judgment has been entered. Upon a petition filed by Mr. Devanur in 2019, the High Court of Karnataka has stayed all proceedings in this case.

ReAlpha's Parent Company Litigation

On December 27, 2021, a lawsuit was filed in Federal Court in Southern District of Ohio against ReAlpha's parent company, ReAlpha Tech Corp., by Valentina Isakina, a former board advisor (not a director) of ReAlpha Tech Corp. After three months of service, a determination was made by ReAlpha Tech Corp. that Ms. Isakina was not the right fit that it needed and ReAlpha Tech Corp. terminated its contract with Ms. Isakina. Ms. Isakina previously demanded 200,000 shares of common stock of ReAlpha Tech Corp., an amount far in excess of remuneration any Director is receiving for their services as a Director of ReAlpha Tech Corp., and is currently seeking 100,000 shares of common stock and other compensation. Pursuant to the terms of the Founder Adviser Agreement, she was eligible for 12,500 shares of ReAlpha Tech Corp., which vested over a period of time, subject to continuing with ReAlpha Tech Corp. At this time, we do not believe this litigation will be material to the Company's, ReAlpha's or ReAlpha Tech Corp.'s financial position. Furthermore, we understand that it is ReAlpha Tech Corp.'s position that Ms. Isakina did not serve as a promoter, was neither a board member nor an executive officer of ReAlpha Tech Corp., and had no relationship with ReAlpha. ReAlpha Tech Corp. has asserted an amended counterclaim against Ms. Isakina for abuse of process and a declaratory judgment determination as to Ms. Isakina's right to such shares of common stock of ReAlpha Tech Corp. or waiver of any right to such shares.

Exhibit G. Subscription Agreement

SUBSCRIPTION AGREEMENT

THIS INVESTMENT INVOLVES A HIGH DEGREE OF RISK. THIS INVESTMENT IS SUITABLE ONLY FOR PERSONS WHO CAN BEAR THE ECONOMIC RISK FOR AN INDEFINITE PERIOD OF TIME AND WHO CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. FURTHERMORE, INVESTORS MUST UNDERSTAND THAT SUCH INVESTMENT IS ILLIQUID AND IS EXPECTED TO CONTINUE TO BE ILLIQUID FOR AN INDEFINITE PERIOD OF TIME. NO PUBLIC MARKET EXISTS FOR THE SECURITIES, AND NO PUBLIC MARKET IS EXPECTED TO DEVELOP FOLLOWING THIS OFFERING.

THE SECURITIES OFFERED HEREBY HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"), OR ANY STATE SECURITIES OR BLUE SKY LAWS AND ARE BEING OFFERED AND SOLD IN RELIANCE ON EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT AND STATE SECURITIES OR BLUE SKY LAWS. ALTHOUGH AN OFFERING STATEMENT HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "SEC"), THAT OFFERING STATEMENT DOES NOT INCLUDE THE SAME INFORMATION THAT WOULD BE INCLUDED IN A REGISTRATION STATEMENT UNDER THE SECURITIES ACT AND IT IS NOT REVIEWED IN ANY WAY BY THE SEC. THE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SEC, ANY STATE SECURITIES COMMISSION OR OTHER REGULATORY AUTHORITY, NOR HAVE ANY OF THE FOREGOING AUTHORITIES PASSED UPON THE MERITS OF THIS OFFERING OR THE ADEQUACY OR ACCURACY OF THE SUBSCRIPTION AGREEMENT OR ANY OTHER MATERIALS OR INFORMATION MADE AVAILABLE TO SUBSCRIBER IN CONNECTION WITH THIS OFFERING OVER THE WEB-BASED PLATFORM MAINTAINED BY DEALMAKER SECURITIES LLC (THE "INTERMEDIARY"). ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL.

INVESTORS ARE SUBJECT TO LIMITATIONS ON THE AMOUNT THEY MAY INVEST, AS SET OUT IN SECTION 4(e). THE COMPANY IS RELYING ON THE REPRESENTATIONS AND WARRANTIES SET FORTH BY EACH SUBSCRIBER IN THIS SUBSCRIPTION AGREEMENT AND THE OTHER INFORMATION PROVIDED BY SUBSCRIBER IN CONNECTION WITH THIS OFFERING TO DETERMINE THE APPLICABILITY TO THIS OFFERING OF EXEMPTIONS FROM THE REGISTRATION REQUIREMENTS OF THE SECURITIES ACT.

PROSPECTIVE INVESTORS MAY NOT TREAT THE CONTENTS OF THE SUBSCRIPTION AGREEMENT, THE OFFERING STATEMENT OR ANY OF THE OTHER MATERIALS AVAILABLE ON THE INTERMEDIARY'S WEBSITE (COLLECTIVELY, THE "OFFERING MATERIALS") OR ANY COMMUNICATIONS FROM THE COMPANY OR ANY OF ITS OFFICERS, EMPLOYEES OR AGENTS AS INVESTMENT, LEGAL OR TAX ADVICE. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THIS OFFERING, INCLUDING THE MERITS AND THE RISKS INVOLVED. EACH PROSPECTIVE INVESTOR SHOULD CONSULT THE INVESTOR'S OWN COUNSEL, ACCOUNTANT AND OTHER PROFESSIONAL ADVISOR AS TO INVESTMENT, LEGAL, TAX AND OTHER RELATED MATTERS CONCERNING THE INVESTOR'S PROPOSED INVESTMENT.

THE OFFERING MATERIALS MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS

INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY'S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS "ESTIMATE," "PROJECT," "BELIEVE," "ANTICIPATE," "INTEND," "EXPECT" AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS, WHICH CONSTITUTE FORWARD LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE. THE COMPANY DOES NOT UNDERTAKE ANY OBLIGATION TO REVISE OR UPDATE THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER SUCH DATE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

THE INFORMATION PRESENTED IN THE OFFERING MATERIALS WAS PREPARED BY THE COMPANY SOLELY FOR THE USE BY PROSPECTIVE INVESTORS IN CONNECTION WITH THIS OFFERING. NO REPRESENTATIONS OR WARRANTIES ARE MADE AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED IN ANY OFFERING MATERIALS, AND NOTHING CONTAINED IN THE OFFERING MATERIALS IS OR SHOULD BE RELIED UPON AS A PROMISE OR REPRESENTATION AS TO THE FUTURE PERFORMANCE OF THE COMPANY.

THE COMPANY RESERVES THE RIGHT IN ITS SOLE DISCRETION AND FOR ANY REASON WHATSOEVER TO MODIFY, AMEND AND/OR WITHDRAW ALL OR A PORTION OF THE OFFERING AND/OR ACCEPT OR REJECT IN WHOLE OR IN PART ANY PROSPECTIVE INVESTMENT IN THE SECURITIES OR TO ALLOT TO ANY PROSPECTIVE INVESTOR LESS THAN THE AMOUNT OF SECURITIES SUCH INVESTOR DESIRES TO PURCHASE. EXCEPT AS OTHERWISE INDICATED, THE OFFERING MATERIALS SPEAK AS OF THEIR DATE. NEITHER THE DELIVERY NOR THE PURCHASE OF THE SECURITIES SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THAT DATE.

TO: reAlpha 612 Jasmine Lane Inc.
        6515 Longshore Loop
        Suite 100
        Dublin, OH 43017

Ladies and Gentlemen:

1. Subscription.

(a)   The undersigned ("Subscriber") hereby subscribes for and agrees to purchase Non-Voting Common Stock (the "Securities"), of reAlpha 612 Jasmine Lane Inc., a Delaware corporation (the "Company"), at a purchase price of $10.00 per share of Non-Voting Common Stock plus a 2.5% investor transaction fee (collectively, the "Per Security Price"), upon the terms and conditions set forth herein. The rights of the Non-Voting Common Stock are as set forth in the Certificate of Incorporation and Bylaws of the Company and any description of the Securities that appears in the Offering Materials is qualified in its entirety by such document.

(b)   By executing this Subscription Agreement, Subscriber acknowledges that Subscriber has received this Subscription Agreement, a copy of the Offering Statement of the Company filed with the SEC and any other information required by the Subscriber to make an investment decision.

(c)   This Subscription may be accepted or rejected in whole or in part, at any time prior to a Closing Date (as hereinafter defined), by the Company at its sole discretion. In addition, the Company, at its sole discretion, may allocate to Subscriber only a portion of the number of Securities Subscriber has subscribed for. The Company will notify Subscriber whether this subscription is accepted (whether in whole or in part) or rejected. If Subscriber's subscription is rejected, Subscriber's payment (or portion thereof if partially rejected) will be returned to Subscriber without interest and all of Subscriber's obligations hereunder shall terminate.

(d)   The aggregate number of Securities sold shall not exceed 59,906 (the "Oversubscription Offering").   The Company may accept subscriptions until March 3, 2024 (the "Termination Date"). Providing that subscriptions for 37,916 Securities are received (the "Minimum Offering"), the Company may elect at any time to close all or any portion of this offering, on various dates at or prior to the Termination Date (each a "Closing Date").

(e)   In the event of rejection of this subscription in its entirety, or in the event the sale of the Securities (or any portion thereof) is not consummated for any reason, this Subscription Agreement shall have no force or effect.

2. Purchase Procedure.

(a)   Payment. The purchase price for the Securities shall be paid simultaneously with the execution and delivery to the Company of the signature page of this Subscription Agreement, which signature and delivery may take place through digital online means. Subscriber shall deliver a signed copy of this Subscription Agreement, along with payment for the aggregate purchase price of the Securities in accordance with the online payment process established by the Intermediary.

(b)   Escrow arrangements. Payment for the Securities shall be received by Enterprise Bank & Trust (the "Escrow Agent") from the undersigned by transfer of immediately available funds or other means approved by the Company prior to the applicable Closing, in the amount as set forth in the signature page hereto and otherwise in accordance with Intermediary's payment processing instructions. Upon such Closing, the Escrow Agent shall release such funds to the Company. The undersigned shall receive notice and evidence of the digital entry of the number of the Securities owned by undersigned reflected on the books and records of the Company and verified by DealMaker Transfer Agent LLC, (the "Transfer Agent"), which books and records shall bear a notation that the Securities were sold in reliance upon Regulation CF.

3.   Representations and Warranties of the Company.

The Company represents and warrants to Subscriber that the following representations and warranties are true and complete in all material respects as of the date of each Closing Date, except as otherwise indicated. For purposes of this Agreement, an individual shall be deemed to have "knowledge" of a particular fact or other matter if such individual is actually aware of such fact. The Company will be deemed to have "knowledge" of a particular fact or other matter if one of the Company's current officers has, or at any time had, actual knowledge of such fact or other matter.

(a)   Organization and Standing. The Company is a corporation duly formed, validly existing and in good standing under the laws of the State of Delaware. The Company has all requisite power and authority to own and operate its properties and assets, to execute and deliver this Subscription Agreement, and any other agreements or instruments required hereunder. The Company is duly qualified and is authorized to do business and is in good standing as a foreign corporation in all jurisdictions in which the nature of its activities and of its properties (both owned and leased) makes such qualification necessary, except for those jurisdictions in which failure to do so would not have a material adverse effect on the Company or its business.

(b)   Eligibility of the Company to Make an Offering under Section 4(a)(6). The Company is eligible to make an offering under Section 4(a)(6) of the Securities Act and the rules promulgated thereunder by the SEC.

(c)   Issuance of the Securities. The issuance, sale and delivery of the Securities in accordance with this Subscription Agreement has been duly authorized by all necessary corporate action on the part of the

4

Company. The Securities, when so issued, sold and delivered against payment therefor in accordance with the provisions of this Subscription Agreement, will be duly and validly issued, fully paid and non-assessable.

(d)   Authority for Agreement. The execution and delivery by the Company of this Subscription Agreement and the consummation of the transactions contemplated hereby (including the issuance, sale and delivery of the Securities) are within the Company's powers and have been duly authorized by all necessary corporate action on the part of the Company. Upon full execution hereof, this Subscription Agreement shall constitute a valid and binding agreement of the Company, enforceable against the Company in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium, and other laws of general application affecting enforcement of creditors' rights generally, (ii) as limited by laws relating to the availability of specific performance, injunctive relief, or other equitable remedies and (iii) with respect to provisions relating to indemnification and contribution, as limited by considerations of public policy and by federal or state securities laws.

(e)   No filings. Assuming the accuracy of the Subscriber's representations and warranties set forth in Section 4 hereof, no order, license, consent, authorization or approval of, or exemption by, or action by or in respect of, or notice to, or filing or registration with, any governmental body, agency or official is required by or with respect to the Company in connection with the execution, delivery and performance by the Company of this Subscription Agreement except (i) for such filings as may be required under Section 4(a)(6) of the Securities Act or the rules promulgated thereunder or under any applicable state securities laws, (ii) for such other filings and approvals as have been made or obtained, or (iii) where the failure to obtain any such order, license, consent, authorization, approval or exemption or give any such notice or make any filing or registration would not have a material adverse effect on the ability of the Company to perform its obligations hereunder.

(f)   Financial statements. Complete copies of the Company's financial statements consisting of the statement of financial position of the Company as at January 26, 2023 (Inception) and the related consolidated statements of income and cash flows (the "Financial Statements") have been made available to the Subscriber and appear in the Form C and on the site of the Intermediary. The Financial Statements are based on the books and records of the Company and fairly present the financial condition of the Company as of the respective dates they were prepared and the results of the operations and cash flows of the Company for the periods indicated. GBQ Partners LLC, which has audited or reviewed the Financial Statements, is an independent accounting firm within the rules and regulations adopted by the SEC. The Financial Statements comply with the requirements of Rule 201 of Regulation Crowdfunding, as promulgated by the SEC.

(g)   Proceeds. The Company shall use the proceeds from the issuance and sale of the Securities as set forth in the Offering Materials.

(h)   Litigation. Except as set forth in the Offering Statement, there is no pending action, suit, proceeding, arbitration, mediation, complaint, claim, charge or investigation before any court, arbitrator, mediator or governmental body, or to the Company's knowledge, currently threatened in writing (a) against the Company or (b) against any consultant, officer, manager, director or key employee of the Company arising out of his or her consulting, employment or board relationship with the Company or that could otherwise materially impact the Company.

4. Representations and Warranties of Subscriber. By executing this Subscription Agreement, Subscriber (and, if Subscriber is purchasing the Securities subscribed for hereby in a fiduciary capacity, the person or persons for whom Subscriber is so purchasing) represents and warrants, which representations and warranties are true and complete in all material respects as of the date of the Subscriber's respective Closing Date(s):

(a) Requisite Power and Authority. Such Subscriber has all necessary power and authority under all applicable provisions of law to execute and deliver this Subscription Agreement and other agreements required hereunder and to carry out their provisions. All action on Subscriber's part required for the lawful execution and delivery of this Subscription Agreement and other agreements required hereunder have been or will be effectively taken prior to the Closing. Upon their execution and delivery, this Subscription Agreement and other agreements required hereunder will be valid and binding obligations of Subscriber, enforceable in accordance with their terms, except (a) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights and (b) as limited by general principles of equity that restrict the availability of equitable remedies.

(b) Investment Representations. Subscriber understands that the Securities have not been registered under the Securities Act. Subscriber also understands that the Securities are being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Subscriber's representations contained in this Subscription Agreement.

(c) Illiquidity and Continued Economic Risk. Subscriber acknowledges and agrees that there is no ready public market for the Securities and that there is no guarantee that a market for their resale will ever exist. Subscriber must bear the economic risk of this investment indefinitely and the Company has no obligation to list the Securities on any market or take any steps (including registration under the Securities Act or the Securities Exchange Act of 1934, as amended) with respect to facilitating trading or resale of the Securities. Subscriber acknowledges that Subscriber is able to bear the economic risk of losing Subscriber's entire investment in the Securities. Subscriber also understands that an investment in the Company involves significant risks and has taken full cognizance of and understands all of the risk factors relating to the purchase of Securities.

(d) Resales. Subscriber agrees that during the one-year period beginning on the date on which it acquired Securities pursuant to this Subscription Agreement, it shall not transfer such Securities except:

(i) To the Company;

(ii) To an "accredited investor" within the meaning of Rule 501 of Regulation D under the Securities Act;

(iii) As part of an offering registered under the Securities Act with the SEC; or

(iv) To a member of the Subscriber's family or the equivalent, to a trust controlled by the Subscriber, to a trust created for the benefit of a member of the family of the Subscriber or equivalent, or in connection with the death or divorce of the Subscriber or other similar circumstance.

(e)   Investment Limits. Subscriber represents that:

(i) Subscriber meets the definition of Accredited Investor under Rule 501 as set forth in Appendix A; or

(ii) Subscriber's net worth or annual income is less than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed the greater of (A) 5% of the greater of its annual income or net worth, or (B) $2,500; or

(iii) Both of Subscriber's net worth and annual income are more than $124,000, and that the amount it is investing pursuant to this Subscription Agreement, together with all other amounts invested in offerings under Section 4(a)(6) of the Securities Act within the previous 12 months, does not exceed 10% of the greater of its annual income or net worth, and does not exceed $124,000.

Subscriber represents that to the extent it has any questions with respect to its status as an accredited investor, or the application of the investment limits, it has sought professional advice.

(f)   Shareholder information. Within five days after receipt of a request from the Company, the Subscriber hereby agrees to provide such information with respect to its status as a shareholder (or potential shareholder) and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and regulations to which the Company is or may become subject. **Subscriber further agrees that in the event it transfers any Securities, it will require the transferee of such Securities to agree to provide such information to the Company as a condition of such transfer.**

(g)   Company Information. Subscriber has read the Offering Statement. Subscriber understands that the Company is subject to all the risks that apply to early-stage companies, whether or not those risks are explicitly set out in the Form C. Subscriber has had an opportunity to discuss the Company's business, management and financial affairs with managers, officers and management of the Company and has had the opportunity to review the Company's operations and facilities. Subscriber has also had the opportunity to ask questions of and receive answers from the Company and its management regarding the terms and conditions of this investment. Subscriber acknowledges that except as set forth herein, no representations or warranties have been made to Subscriber, or to Subscriber's advisors or representative, by the Company or others with respect to the business or prospects of the Company or its financial condition.

(h)   Valuation. The Subscriber acknowledges that the price of the Securities was set by the Company on the basis of the Company's internal valuation and no warranties are made as to value. The Subscriber further acknowledges that future offerings of Securities may be made at lower valuations, with the result that the Subscriber's investment will bear a lower valuation.

(i)   Domicile. Subscriber maintains Subscriber's domicile (and is not a transient or temporary resident) at the address shown on the signature page.

(j)   Foreign Investors. If Subscriber is not a United States person (as defined by Section 7701(a)(30) of the Internal Revenue Code of 1986, as amended), Subscriber hereby represents that it has satisfied itself as to the full observance of the laws of its jurisdiction in connection with any invitation to subscribe for the Securities or any use of this Subscription Agreement, including (i) the legal requirements within its jurisdiction for the purchase of the Securities, (ii) any foreign exchange restrictions applicable to such purchase, (iii) any governmental or other consents that may need to be obtained, and (iv) the income tax and other tax consequences, if any, that may be relevant to the purchase, holding, redemption, sale, or transfer of the Securities. Subscriber's subscription and payment for and continued beneficial ownership of the Securities will not violate any applicable securities or other laws of the Subscriber's jurisdiction.

5.   Indemnity. The representations, warranties and covenants made by the Subscriber herein shall survive the closing of this Agreement. The Subscriber agrees to indemnify and hold harmless the Company and its respective officers, directors and affiliates, and each other person, if any, who controls the Company within the meaning of Section 15 of the Securities Act against any and all loss, liability, claim, damage and expense whatsoever (including, but not limited to, any and all reasonable attorneys' fees, including attorneys' fees on appeal) and expenses reasonably incurred in investigating, preparing or defending against any false representation or warranty or breach of failure by the Subscriber to comply with any covenant or agreement made by the Subscriber herein or in any other document furnished by the Subscriber to any of the foregoing in connection with this transaction.

6.   Governing Law; Jurisdiction. This Subscription Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

EACH OF THE SUBSCRIBER AND THE COMPANY CONSENTS TO THE JURISDICTION OF ANY STATE OR FEDERAL COURT OF COMPETENT JURISDICTION LOCATED WITHIN THE STATE OF DELAWARE AND NO OTHER PLACE AND IRREVOCABLY AGREES THAT ALL ACTIONS OR PROCEEDINGS RELATING TO THIS SUBSCRIPTION AGREEMENT MAY BE LITIGATED IN SUCH COURTS. EACH OF SUBSCRIBERS AND THE COMPANY ACCEPTS FOR ITSELF AND HIMSELF AND IN CONNECTION WITH ITS AND HIS RESPECTIVE PROPERTIES, GENERALLY AND UNCONDITIONALLY, THE EXCLUSIVE JURISDICTION OF THE AFORESAID

COURTS AND WAIVES ANY DEFENSE OF FORUM NON CONVENIENS, AND IRREVOCABLY AGREES TO BE BOUND BY ANY JUDGMENT RENDERED THEREBY IN CONNECTION WITH THIS SUBSCRIPTION AGREEMENT. EACH OF SUBSCRIBERS AND THE COMPANY FURTHER IRREVOCABLY CONSENTS TO THE SERVICE OF PROCESS OUT OF ANY OF THE AFOREMENTIONED COURTS IN THE MANNER AND IN THE ADDRESS SPECIFIED IN SECTION 10 AND THE SIGNATURE PAGE OF THIS SUBSCRIPTION AGREEMENT.

EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED IN CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS SUBSCRIPTION AGREEMENT OR THE ACTIONS OF EITHER PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT THEREOF, EACH OF THE PARTIES HERETO ALSO WAIVES ANY BOND OR SURETY OR SECURITY UPON SUCH BOND WHICH MIGHT, BUT FOR THIS WAIVER, BE REQUIRED OF SUCH PARTY. EACH OF THE PARTIES HERETO FURTHER WARRANTS AND REPRESENTS THAT IT KNOWINGLY AND VOLUNTARILY WAIVES ITS JURY TRIAL RIGHTS. THIS WAIVER IS IRREVOCABLE, MEANING THAT IT MAY NOT BE MODIFIED EITHER ORALLY OR IN WRITING, AND THIS WAIVER SHALL APPLY TO ANY SUBSEQUENT AMENDMENTS, RENEWALS, SUPPLEMENTS OR MODIFICATIONS TO THIS SUBSCRIPTION AGREEMENT. IN THE EVENT OF LITIGATION, THIS SUBSCRIPTION AGREEMENT MAY BE FILED AS A WRITTEN CONSENT TO A TRIAL BY THE COURT.

7.   Notices. Notice, requests, demands and other communications relating to this Subscription Agreement and the transactions contemplated herein shall be in writing and shall be deemed to have been duly given if and when (a) delivered personally, on the date of such delivery; or (b) mailed by registered or certified mail, postage prepaid, return receipt requested, in the third day after the posting thereof; or (c) emailed, telecopied or cabled, on the date of such delivery to the address of the respective parties as follows:

> If to the Company, to: reAlpha 612 Jasmine Lane Inc.
> 6515 Longshore Loop, Suite 100
> Dublin, OH 43017

> If to a Subscriber, to Subscriber's address as shown on the signature page hereto,

or to such other address as may be specified by written notice from time to time by the party entitled to receive such notice. Any notices, requests, demands or other communications by telecopy or cable shall be confirmed by letter given in accordance with (a) or (b) above.

8.   Miscellaneous.

(a)   All pronouns and any variations thereof shall be deemed to refer to the masculine, feminine, neuter, singular or plural, as the identity of the person or persons or entity or entities may require.

(b)   This Subscription Agreement is not transferable or assignable by Subscriber.

(c)   The representations, warranties and agreements contained herein shall be deemed to be made by and be binding upon Subscriber and its heirs, executors, administrators and successors and shall inure to the benefit of the Company and its successors and assigns.

(d)   None of the provisions of this Subscription Agreement may be waived, changed or terminated orally or otherwise, except as specifically set forth herein or except by a writing signed by the Company and Subscriber.

(e)   In the event any part of this Subscription Agreement is found to be void or unenforceable, the remaining provisions are intended to be separable and binding with the same effect as if the void or unenforceable part were never the subject of agreement.

(f)   The invalidity, illegality or unenforceability of one or more of the provisions of this Subscription Agreement in any jurisdiction shall not affect the validity, legality or enforceability of the remainder of this Subscription Agreement in such jurisdiction or the validity, legality or enforceability of this Subscription Agreement, including any such provision, in any other jurisdiction, it being intended that all rights and obligations of the parties hereunder shall be enforceable to the fullest extent permitted by law.

(g)   This Subscription Agreement supersedes all prior discussions and agreements between the parties with respect to the subject matter hereof and contains the sole and entire agreement between the parties hereto with respect to the subject matter hereof.

(h)   The terms and provisions of this Subscription Agreement are intended solely for the benefit of each party hereto and their respective successors and assigns, and it is not the intention of the parties to confer, and no provision hereof shall confer, third-party beneficiary rights upon any other person.

(i)   The terms and provisions of this Subscription Agreement, specifically Sections 4(f), 5, 6, and 7 of this Subscription Agreement, shall be binding upon Subscriber and its transferees, heirs, successors and assigns (collectively, "Transferees"); provided that for any such transfer to be deemed effective, the Transferee shall have executed and delivered to the Company in advance an instrument in a form acceptable to the Company in its sole discretion, pursuant to which the proposed Transferee shall acknowledge, agree, and be bound by the representations and warranties of Subscriber, and the terms of this Subscription Agreement.

(j)   The headings used in this Subscription Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof.

(k)   This Subscription Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

(l)   If any recapitalization or other transaction affecting the stock of the Company is effected, then any new, substituted or additional securities or other property which is distributed with respect to the

Securities shall be immediately subject to this Subscription Agreement, to the same extent that the Securities, immediately prior thereto, shall have been covered by this Subscription Agreement.

(m)   No failure or delay by any party in exercising any right, power or privilege under this Subscription Agreement shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by law.

9. <u>Subscription Procedure</u>. Each Subscriber, by providing his or her information, including name, address and subscription amount, and clicking "accept" and/or checking the appropriate box on the platform of the Intermediary ("Online Acceptance"), confirms such Subscriber's information and his or her investment through the platform and confirms such Subscriber's electronic signature to this Subscription Agreement. Each party hereto agrees that (a) Subscriber's electronic signature as provided through Online Acceptance is the legal equivalent of his or her manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by Subscriber, (b) the Company's acceptance of Subscriber's subscription through the platform and its electronic signature hereto is the legal equivalent of its manual signature on this Subscription Agreement and constitutes execution and delivery of this Subscription Agreement by the Company and (c) each party's execution and delivery of this Subscription Agreement as provided in this Section 9 establishes such party's acceptance of the terms and conditions of this Subscription Agreement.

APPENDIX A

An accredited investor, as defined in Rule 501(a) of the Securities Act of 1933, as amended, includes the following categories of investor:

(1) Any bank as defined in section 3(a)(2) of the Act, or any savings and loan association or other institution as defined in section 3(a)(5)(A) of the Act whether acting in its individual or fiduciary capacity; any broker or dealer registered pursuant to section 15 of the Securities Exchange Act of 1934; any investment adviser registered pursuant to section 203 of the Investment Advisers Act of 1940 or registered pursuant to the laws of a state; any investment adviser relying on the exemption from registering with the Commission under section 203(l) or (m) of the Investment Advisers Act of 1940; any insurance company as defined in section 2(a)(13) of the Act; any investment company registered under the Investment Company Act of 1940 or a business development company as defined in section 2(a)(48) of that Act; any Small Business Investment Company licensed by the U.S. Small Business Administration under section 301(c) or (d) of the Small Business Investment Act of 1958; any Rural Business Investment Company as defined in section 384A of the Consolidated Farm and Rural Development Act; any plan established and maintained by a state, its political subdivisions, or any agency or instrumentality of a state or its political subdivisions, for the benefit of its employees, if such plan has total assets in excess of $5,000,000; any employee benefit plan within the meaning of the Employee Retirement Income Security Act of 1974 if the investment decision is made by a plan fiduciary, as defined in section 3(21) of such act, which is either a bank, savings and loan association, insurance company, or registered investment adviser, or if the employee benefit plan has total assets in excess of $5,000,000 or, if a self-directed plan, with investment decisions made solely by persons that are accredited investors;

(2) Any private business development company as defined in section 202(a)(22) of the Investment Advisers Act of 1940;

(3) Any organization described in section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts or similar business trust, or partnership, or limited liability company, not formed for the specific purpose of acquiring the securities offered, with total assets in excess of $5,000,000;

(4) Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer;

(5) Any natural person whose individual net worth, or joint net worth with that person's spouse or spousal equivalent, exceeds $1,000,000.

> (i) Except as provided in paragraph (5)(ii) of this section, for purposes of calculating net worth under this paragraph (5):

(A) The person's primary residence shall not be included as an asset;

(B) Indebtedness that is secured by the person's primary residence, up to the estimated fair market value of the primary residence at the time of the sale of securities, shall not be included as a liability (except that if the amount of such indebtedness outstanding at the time of sale of securities exceeds the amount outstanding 60 days before such time, other than as a result of the acquisition of the primary residence, the amount of such excess shall be included as a liability); and

(C) Indebtedness that is secured by the person's primary residence in excess of the estimated fair market value of the primary residence at the time of the sale of securities shall be included as a liability;

(ii) Paragraph (5)(i) of this section will not apply to any calculation of a person's net worth made in connection with a purchase of securities in accordance with a right to purchase such securities, provided that:

(A) Such right was held by the person on July 20, 2010;

(B) The person qualified as an accredited investor on the basis of net worth at the time the person acquired such right; and

(C) The person held securities of the same issuer, other than such right, on July 20, 2010.

(6) Any natural person who had an individual income in excess of $200,000 in each of the two most recent years or joint income with that person's spouse or spousal equivalent in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year;

(7) Any trust, with total assets in excess of $5,000,000, not formed for the specific purpose of acquiring the securities offered, whose purchase is directed by a sophisticated person as described in §230.506(b)(2)(ii); and

(8) Any entity in which all of the equity owners are accredited investors;

(9) Any entity, of a type of not listed in paragraphs (1), (2), (3), (7), or (8), not formed for the specific purpose of acquiring the securities offered, owning investments in excess of $5,000,000;

(10) Any natural person holding in good standing one or more professional certifications or designations or credentials from an accredited educational institution that the Commission has designated as qualifying an individual for accredited investor status.

(11) Any natural person who is a "knowledgeable employee," as defined in rule 3c-5(a)(4) under the Investment Company Act of 1940 (17 CFR 270.3c-5(a)(4)), of the issuer of the securities being offered or

sold where the issuer would be an investment company, as defined in section 3 of such act, but for the exclusion provided by either section 3(c)(1) or section 3(c)(7) of such act;

(12) Any "family office," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1):

 (i) With assets under management in excess of $5,000,000,

 (ii) That is not formed for the specific purpose of acquiring the securities offered, and

 (iii) Whose prospective investment is directed by a person who has such knowledge and experience in financial and business matters that such family office is capable of evaluating the merits and risks of the prospective investment; and

(13) Any "family client," as defined in rule 202(a)(11)(G)-1 under the Investment Advisers Act of 1940 (17 CFR 275.202(a)(11)(G)-1)), of a family office meeting the requirements in paragraph (12) of this section and whose prospective investment in the issuer is directed by such family office pursuant to paragraph (12)(iii).